FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(FreeTranslation into English from the Original Previously Issued in Portuguese.)

Companhia Brasileira
de Distribuição

Individual and Consolidated
Interim Financial Information for the
Quarter Ended September 30, 2018  and
Report on Review of Interim Financial Information

Ernst &Young auditores Independentes

A free translation from Portuguese into English of Independent Auditor’s Report on Review of Quarterly Financial Information

Independent auditor’s report on review of quarterly financial information

To the Shareholders, Directors and Officers

Companhia Brasileira de Distribuição

São Paulo – SP – Brazil

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição (“Company”), included in the Quarterly Information Form (ITR) for the quarter ended September 30, 2018, which comprise the balance sheet as of September 30, 2018 and the related statements of income and comprehensive income for the three and nine months periods then ended, and the statements of changes in equity and cash flows for the nine months period then ended, including other explanatory information.

Management is responsible for the preparation of individual and consolidated interim financial information in accordance with Accounting Pronouncement CPC 21 (R1) -– Demonstração Intermediária (“CPC 21 (R1)”) and International Accounting Standard IAS 34 - Interim Financial Reporting (“IAS 34”), issued by the International Accounting Standards Board (IASB), as well as for the presentation of this information in a manner consistent with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 Revisão de Informações Intermediárias Executada pelo Auditor da Entidade) and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Quarterly Information Form (ITR), consistently with the rules issued by the CVM.

Emphasis of matter

Restatement of corresponding figures

As mentioned in Note 5, due the adoption of the new accounting pronouncements, the corresponding individual and consolidated figures related to the balance sheet for the year ended December 31, 2017 and the corresponding interim financial information comprising the statements of income and comprehensive income for the three and nine months period ended September 30, 2017, and of changes in equity, cash flow statement and statement of value added (supplemental information) for the nine-month period ended September 30, 2017, presented for comparison purposes, were adjusted and are restated as required by CPC 23 (Accounting Policies, Changes in Accounting Estimates and Error Correction) and CPC 26(R1) - Presentation of Financial Statements. Our conclusion is not modified in respect of this matter.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added for the nine months period ended September 30, 2018, prepared under the responsibility of  the Company’s management, the presentation of which in the interim financial information is required by the rules issued by the CVM applicable to preparation of Quarterly Information Form (ITR), and considered as supplementary information under IFRS – International Financial Reporting Standards, which does not require the presentation of the statement of value added. These statements have been subject to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in a manner consistent with the overall individual and consolidated interim financial information.

São Paulo, October 25, 2018.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

Antonio Humberto Barros dos Santos

Accountant CRC-1SP161745/O-3

Company Information

Capital Composition	5
Individual Interim Financial Information
Balance Sheet – Assets	6
Balance Sheet – Liabilities	7
Statement of Operations	8
Statement of Comprehensive Income	9
Statement of Cash Flows	10
Statement of Changes in Shareholders’ Equity
1/1/2018 to 9/30/2018	11
1/1/2017 to 9/30/2017	12
Statement of Value Added	13
Consolidated Interim Financial Information
Balance Sheet – Assets	14
Balance Sheet – Liabilities	15
Statement of Operations	16
Statement of Comprehensive Income	17
Statement of Cash Flows	18
Statement of Changes in Shareholders’ Equity
1/1/2017 to 9/30/2017	19
1/1/2016 to 9/30/2016	20
Statement of Value Added	21
Comments on the Company`s Performance	22
Notes to the Interim Financial Information	39

Number of Shares (thousand)	Current Quarter 9/30/2017
Share Capital
Common	99,680
Preferred	167,119
Total	266,799
Treasury Shares
Common	0
Preferred	233
Total	233

FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – September 30,2018 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Balance Sheet - Assets
R$ (in thousands)

Code	Description	Current Period 09/30/2018	Previous Year 12/31/2017
1	Total Assets	23,631,000	22,863,000
1.01	Current Assets	8,915,000	9,079,000
1.01.01	Cash and Cash Equivalents	2,001,000	2,868,000
1.01.03	Accounts Receivable	988,000	681,000
1.01.03.01	Trade Receivables	750,000	428,000
1.01.03.02	Other Receivables	238,000	253,000
1.01.04	Inventories	3,278,000	3,042,000
1.01.06	Recoverable Taxes	230,000	360,000
1.01.07	Prepaid Expenses	119,000	86,000
1.01.08	Other Current Assets	2,299,000	2,042,000
1.01.08.01	Assets Held for Sale	2,216,000	2,009,000
1.01.08.03	Other	83,000	33,000
1.01.08.03.01	Financial Instruments - Fair Value Hedge	49,000	0
1.01.08.03.02	Others Assets	34,000	33,000
1.02	Noncurrent Assets	14,716,000	13,784,000
1.02.01	Long-term Assets	3,393,000	2,939,000
1.02.01.04	Accounts Receivable	518,000	527,000
1.02.01.04.01	Trade Receivables	53,000	80,000
1.02.01.04.02	Other Receivable	465,000	447,000
1.02.01.07	Deferred taxes	180,000	112,000
1.02.01.08	Prepaid Expenses	12,000	8,000
1.02.01.09	Related Parties	249,000	206,000
1.02.01.10	Other Noncurrent Assets	2,434,000	2,086,000
1.02.01.10.04	Recoverable Taxes	1,746,000	1,465,000
1.02.01.10.05	Restricted Deposits For Legal Proceedings	645,000	609,000
1.02.01.10.06	Financial Instruments - Fair Value Hedge	43,000	12,000
1.02.02	Investments	4,295,000	3,366,000
1.02.02.01	Investments in Associates and Subsidiaries	4,275,000	3,345,000
1.02.02.01.02	Investments in Subsidiaries	4,275,000	3,345,000
1.02.02.02	Investment properties	20,000	21,000
1.02.03	Property and Equipment	5,826,000	6,286,000
1.02.04	Intangible Assets	1,202,000	1,193,000

FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – September 30,2018 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Balance Sheet - Liabilities
R$ (in thousands)

Code	Description	Current Period 09/30/2018	Previous Year 12/31/2017
2.	Total Liabilities	23,631,000	22,863,000
2.01	Current Liabilities	6,657,000	8,162,000
2.01.01	Payroll and Related Taxes	436,000	441,000
2.01.02	Trade payables	3,570,000	5,377,000
2.01.03	Taxes and Contributions Payable	205,000	228,000
2.01.04	Borrowings and Financing	1,541,000	1,223,000
2.01.05	Other Liabilities	896,000	891,000
2.01.05.01	Related Parties	436,000	387,000
2.01.05.02	Other	460,000	504,000
2.01.05.02.01	Dividends and Interest On Own Capital Payable	98,000	78,000
2.01.05.02.04	Utilities	16,000	14,000
2.01.05.02.05	Rent Payable	66,000	120,000
2.01.05.02.06	Advertisement Payable	26,000	23,000
2.01.05.02.07	Pass-through Liabilities	10,000	14,000
2.01.05.02.08	Financing of property	35,000	95,000
2.01.05.02.09	Deferred Revenue	34,000	28,000
2.01.05.02.12	Other Accounts Payable	154,000	132,000
2.01.05.02.13	Customer Loyalty Programs	21,000	0
2.01.06	Provisions	9,000	2,000
2.02	Noncurrent Liabilities	6,194,000	4,513,000
2.02.01	Borrowings and Financing	4,416,000	2,876,000
2.02.02	Other Liabilities	852,000	803,000
2.02.02.02	Other	852,000	803,000
2.02.02.02.03	Taxes payable in installments	495,000	566,000
2.02.02.02.07	Other Accounts Payable	15,000	42,000
2.02.02.02.08	Provision For Losses on Investiments in Associates	342,000	195,000
2.02.04	Provisions	914,000	812,000
2.02.06	Deferred Revenue	12,000	22,000
2.03	Shareholders’ Equity	10,780,000	10,188,000
2.03.01	Share Capital	6,824,000	6,822,000
2.03.02	Capital Reserves	405,000	355,000
2.03.02.04	Stock Option	398,000	348,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	3,160,000	3,174,000
2.03.04.01	Legal Reserve	457,000	457,000
2.03.04.05	Earnings Retention Reserve	232,000	233,000
2.03.04.07	Tax Incentive Reserve	49,000	0
2.03.04.10	Expansion Reserve	2,666,000	2,728,000
2.03.04.12	Transactions with non-controlling interests	-94,000	-94,000
2.03.04.14	Settlement of Equity Instrument	-150,000	-150,000
2.03.05	Retained Earnings/ Accumulated Losses	474,000	-114,000
2.03.08	Other comprehensive income	-83,000	-49,000

FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – September 30,2018 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Operations
R$ (in thousands)

Code	Description	Current Quarter 07/01/2018 to 09/30/2018	Year to date current period 01/01/2018 to 09/30/2018	Previous Quarter 07/01/2017 to 09/30/2017	Year to date previous period 01/01/2017 to 09/30/2017
3.01	Net operating revenue	6,328,000	19,009,000	6,171,000	18,970,000
3.02	Cost of sales	-4,549,000	-13,622,000	-4,456,000	-13,186,000
3.03	Gross Profit	1,779,000	5,387,000	1,715,000	5,784,000
3.04	Operating Income/Expenses	-1,507,000	-4,282,000	-1,549,000	-4,964,000
3.04.01	Selling Expenses	-1,264,000	-3,830,000	-1,229,000	-3,901,000
3.04.02	General and administrative expenses	-178,000	-535,000	-188,000	-574,000
3.04.05	Other Operating Expenses	-210,000	-618,000	-278,000	-840,000
3.04.05.01	Depreciation and Amortization	-147,000	-454,000	-149,000	-447,000
3.04.05.03	Other operating expenses	-63,000	-164,000	-129,000	-393,000
3.04.06	Share of Profit of associates	145,000	701,000	146,000	351,000
3.05	Profit From Operations Before Net Financial and Income Tax	272,000	1,105,000	166,000	820,000
3.06	Net Financial Expenses	-117,000	-372,000	-132,000	-468,000
3.07	Income Before Income Tax and Social Contribution	155,000	733,000	34,000	352,000
3.08	Income tax and social contribution	18,000	64,000	22,000	-19,000
3.08.01	Current	-7,000	-6,000	23,000	-15,000
3.08.02	Deferred	25,000	70,000	-1,000	-4,000
3.09	Net Income (Loss) For The Period From Continued Operations	173,000	797,000	56,000	333,000
3.10	Net Income (Loss) For The Period From Discontinued Operations	-23,000	-19,000	-13,000	-37,000
3.10.01	Net Income (loss) from Descontinued Operations	-23,000	-19,000	-13,000	-37,000
3.11	Net Income (loss) for the period	150,000	778,000	43,000	296,000
3.99	Earnings per Share - (Reais/Share)
3.99.01.01	ON	0.52278	2.74642	0.15235	1.04912
3.99.01.02	PN	0.58900	3.02106	0.16758	1.15403

3.99.02.01	ON	0.52246	2.74610	0.15026	1.04912
3.99.02.02	PN	0.58510	3.00168	0.16512	1.14990

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ITR – Interim Financial Information – September 30,2018 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Previous Quarter 07/01/2018 to 09/30/2018	Current Quarter 01/01/2018 to 09/30/2018	Year to date previous period 07/01/2017 to 09/30/2017	Year to date current period 01/01/2017 to 09/30/2017
4.01	Net income (loss) for the Period	150,000	778,000	43,000	296,000
4.02	Other Comprehensive Income	-12,000	-34,000	1,000	-34,000
4.02.02	Foreign currency translation	-11,000	-42,000	-1,000	-11,000
4.02.04	Fair value of trade receivables	-5,000	8,000	3,000	-29,000
4.02.05	Income Taxes Related to Other Comprehnsive Income	4,000	0	-1,000	-6,000
4.03	Total Comprehensive Income for the Period	138,000	744,000	44,000	262,000

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ITR – Interim Financial Information – September 30,2018 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Cash Flows - Indirect Method
R$ (in thousands)

Code	Description	Year to date current period 01/01/2018 to 09/30/2018	Year to date previous period 01/01/2017 to 09/30/2017
6.01	Net Cash Provided by (Used in) Operating Activities	-1,807,000	-1,502,000
6.01.01	Cash Provided by the Operations	962,000	516,000
6.01.01.01	Net Income (Loss) for the Period	778,000	296,000
6.01.01.02	Deferred Income Tax	-70,000	4,000
6.01.01.03	Losses (Gain) on Disposal of Property and Equipment	-1,000	75,000
6.01.01.04	Depreciation/Amortization	484,000	482,000
6.01.01.05	Financial Charges	315,000	421,000
6.01.01.06	Adjustment to Present Value	1,000	0
6.01.01.07	Share of Profit of Subsidiaries and Associates	-701,000	-351,000
6.01.01.08	Provision for Contingencies	130,000	15,000
6.01.01.09	Provision for Disposals and Impairment	-2,000	4,000
6.01.01.10	Share-based Payment	33,000	23,000
6.01.01.11	Allowance for Doubtful Accounts	2,000	2,000
6.01.01.13	Allowance for Obsolescence and Damages	2,000	-4,000
6.01.01.14	Other Operating Expenses	7,000	-442,000
6.01.01.15	Deferred Revenue	-16,000	-9,000
6.01.02	Changes in Assets and Liabilities	-2,769,000	-2,018,000
6.01.02.01	Accounts Receivable	-287,000	-532,000
6.01.02.02	Inventories	-238,000	111,000
6.01.02.03	Recoverable Taxes	-144,000	92,000
6.01.02.04	Other Assets	-48,000	-46,000
6.01.02.05	Related Parties	-4,000	-4,000
6.01.02.06	Restricted Deposits for Legal Proceeding	-22,000	-90,000
6.01.02.07	Trade Payables	-1,807,000	-1,461,000
6.01.02.08	Payroll and Related Taxes	-5,000	-15,000
6.01.02.09	Taxes and Social Contributions Payable	-133,000	-17,000
6.01.02.10	Provision for Contingencies	-78,000	-49,000
6.01.02.11	Deferred Revenue	13,000	0
6.01.02.12	Other Payables	-23,000	-47,000
6.01.02.15	Received Dividends and Interest on Shareholders' Equity	7,000	40,000
6.02	Net Cash Provided by (Used in) Investing Activities	-415,000	-478,000
6.02.01	Capital Increase/Decrease on Subsidiaries	-22,000	-53,000
6.02.02	Purchase of Property and Equipment	-407,000	-449,000
6.02.03	Purchase of Intangible Assets	-103,000	-71,000
6.02.04	Sales of Property and Equipment	117,000	95,000
6.03	Net Cash Provided by (Used in) Financing Activities	1,355,000	-1,688,000
6.03.01	Capital Increase	1,000	7,000
6.03.02	Proceeds from Borrowings and Financing	2,687,000	2,023,000
6.03.03	Payments of Borrowings and Financing	-1,167,000	-3,718,000
6.03.05	Payment of Dividends	-166,000	0
6.05	Net Increase (Decrease) in Cash and Cash Equivalents	-867,000	-3,668,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	2,868,000	4,496,000
6.05.02	Cash and Cash Equivalents at the End of the Period	2,001,000	828,000

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ITR – Interim Financial Information – September 30,2018 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2018 to 09/30/2018
R$ (in thousands)

Code	Description	Share Capital	Capital Reserves, Stock Option and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive income	Shareholders' Equity
5.01	Opening Balance	6,822,000	355,000	3,174,000	0	-18,000	10,333,000
5.02	Prior Year Adjustments	0	0	0	-114,000	-31,000	-145,000
5.03	Adjusted Opening Balance	6,822,000	355,000	3,174,000	-114,000	-49,000	10,188,000
5.04	Capital Transactions with Shareholders	2,000	50,000	-13,000	-190,000	0	-151,000
5.04.01	Capital Increases	2,000	0	0	0	0	2,000
5.04.03	Share-Based Expenses	0	39,000	0	0	0	39,000
5.04.07	Interest on Own Capital	0	0	-13,000	-190,000	0	-203,000
5.04.08	Share-Based Expenses Subsidiaries	0	11,000	0	0	0	11,000
5.05	Total Comprehensive Income	0	0	0	778,000	-34,000	744,000
5.05.01	Net Income (loss) for the Period	0	0	0	778,000	0	778,000
5.05.02	Other Comprehensive Income	0	0	0	0	-34,000	-34,000
5.05.02.04	Foreing Currency Translation	0	0	0	0	-42,000	-42,000
5.05.02.07	Fair Value of Trade Receivables	0	0	0	0	8,000	8,000
5.05.02.08	Income Taxes Related to Other Comprehensive	0	0	0	0	0	0
5.06	Internal Changes of Shareholders’ Equity	0	0	-1,000	0	0	-1,000
5.06.05	Transactions with Non-controlling Interests	0	0	0	0	0	0
5.06.06	Settlement of Equity Instrument	0	0	-1,000	0	0	-1,000
5.07	Closing Balance	6,824,000	405,000	3,160,000	474,000	-83,000	10,780,000

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ITR – Interim Financial Information – September 30,2018 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2017 to 09/30/2017
R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive Income	Shareholders' Equity
5.01	Opening Balance	6,811,000	331,000	2,718,000	0	0	9,860,000
5.02	Prior Year Adjustments	0	0	0	-75,000	-20,000	-95,000
5.03	Adjusted Opening Balance	6,811,000	331,000	2,718,000	-75,000	-20,000	9,765,000
5.04	Capital Transactions with Shareholders	7,000	23,000	0	0	0	30,000
5.04.01	Capital Increases	7,000	0	0	0	0	7,000
5.04.03	Share-Based Expenses	0	19,000	0	0	0	19,000
5.04.08	Share-Based Expenses Subsidiaries	0	4,000	0	0	0	4,000
5.05	Total Comprehensive Income	0	0	0	296,000	-34,000	262,000
5.05.01	Net Income (loss) for the Period	0	0	0	296,000	0	296,000
5.05.02	Other Comprehensive Income	0	0	0	0	-34,000	-34,000
5.05.02.04	Foreing Currency Translation	0	0	0	0	-11,000	-11,000
5.05.02.07	Fair Value of Trade Receivables	0	0	0	0	-29,000	-29,000
5.05.02.08	Income Taxes Related to Other Comprehensive	0	0	0	0	6,000	6,000
5.06	Internal Changes of Shareholders’ Equity	0	0	-4,000	0	0	-4,000
5.06.05	Transactions with Non-controlling Interests	0	0	-3,000	0	0	-3,000
5.06.06	Settlement of Equity Instrument	0	0	-1,000	0	0	-1,000
5.07	Closing Balance	6,818,000	354,000	2,714,000	221,000	-54,000	10,053,000

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ITR – Interim Financial Information – September 30,2018 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Value Added
R$ (in thousands)

		Year to date current period	Year to date previous period
		01/01/2018 to	01/01/2017 to
Code	Description	09/30/2018	09/30/2017
7.01	Revenues	20,735,000	20,801,000
7.01.01	Sales of Goods, Products and Services	20,588,000	20,520,000
7.01.02	Other Revenues	147,000	285,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	0	-4,000
7.02	Products Acquired from Third Parties	-16,047,000	-16,147,000
7.02.01	Costs of Products, Goods and Services Sold	-13,628,000	-13,723,000
7.02.02	Materials, Energy, Outsourced Services and Other	-2,419,000	-2,424,000
7.03	Gross Value Added	4,688,000	4,654,000
7.04	Retention	-484,000	-482,000
7.04.01	Depreciation and Amortization	-484,000	-482,000
7.05	Net Value Added Produced	4,204,000	4,172,000
7.06	Value Added Received in Transfer	786,000	430,000
7.06.01	Share of Profit of Subsidiaries and Associates	701,000	351,000
7.06.02	Financial Income	102,000	117,000
7.06.03	Other	-17,000	-38,000
7.07	Total Value Added to Distribute	4,990,000	4,602,000
7.08	Distribution of Value Added	4,990,000	4,602,000
7.08.01	Personnel	2,337,000	2,327,000
7.08.01.01	Direct Compensation	1,442,000	1,481,000
7.08.01.02	Benefits	444,000	471,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	132,000	138,000
7.08.01.04	Other	319,000	237,000
7.08.02	Taxes, Fees and Contributions	854,000	877,000
7.08.02.01	Federal	695,000	706,000
7.08.02.02	State	16,000	-71,000
7.08.02.03	Municipal	143,000	242,000
7.08.03	Value Distributed to Providers of Capital	1,021,000	1,102,000
7.08.03.01	Interest	499,000	580,000
7.08.03.02	Rentals	522,000	522,000
7.08.04	Value Distributed to Shareholders	778,000	296,000
7.08.04.01	Interest on shareholders' equity	203,000	0
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	575,000	296,000

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Consolidated Interim Financial Information /Balance Sheet - Assets
R$ (in thousands)

Code	Description	Current Period 09/30/2018	Previous Year 12/31/2017
1.	Total Assets	47,877,000	47,707,000
1.01	Current Assets	31,876,000	33,016,000
1.01.01	Cash and Cash Equivalents	2,625,000	3,792,000
1.01.03	Accounts Receivable	1,200,000	885,000
1.01.03.01	Trade Receivables	953,000	618,000
1.01.03.02	Other Receivables	247,000	267,000
1.01.04	Inventories	5,540,000	4,822,000
1.01.06	Recoverable Taxes	363,000	596,000
1.01.07	Prepaid Expenses	174,000	112,000
1.01.08	Other Current Assets	21,974,000	22,809,000
1.01.08.01	Assets Held for Sale	21,866,000	22,775,000
1.01.08.03	Other	108,000	34,000
1.01.08.03.01	Financial Instruments - Fair Value Hedge	67,000	0
1.01.08.03.02	Others Assets	41,000	34,000
1.02	Noncurrent Assets	16,001,000	14,691,000
1.02.01	Long-term Assets	4,593,000	3,452,000
1.02.01.04	Accounts Receivable	714,000	722,000
1.02.01.04.01	Trade Receivables	53,000	80,000
1.02.01.04.02	Other Receivable	661,000	642,000
1.02.01.07	Recoverable Taxes	207,000	125,000
1.02.01.08	Prepaid Expenses	57,000	43,000
1.02.01.09	Related Parties	33,000	25,000
1.02.01.10	Other Noncurrent Assets	3,582,000	2,537,000
1.02.01.10.04	Recoverable Taxes	2,662,000	1,747,000
1.02.01.10.05	Restricted Deposits For Legal Proceedings	799,000	762,000
1.02.01.10.06	Financial Instruments - Fair Value Hedge	121,000	28,000
1.02.02	Investments	227,000	177,000
1.02.02.01	Investments in Associates and Subsidiaries	207,000	156,000
1.02.02.02	Investment properties	20,000	21,000
1.02.03	Property and Equipment	9,244,000	9,138,000
1.02.04	Intangible Assets	1,937,000	1,924,000

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Consolidated Interim Financial Information / Balance Sheet - Liabilities
R$ (in thousands)

Code	Description	Current Period 09/30/2018	Previous Year 12/31/2017
2.	Total Liabilities	47,877,000	47,707,000
2.01	Current Liabilities	26,608,000	28,992,000
2.01.01	Payroll and Related Taxes	696,000	640,000
2.01.02	Trade payables	6,439,000	8,128,000
2.01.03	Taxes and Contributions Payable	286,000	301,000
2.01.04	Borrowings and Financing	1,855,000	1,251,000
2.01.05	Other Liabilities	736,000	845,000
2.01.05.01	Related Parties	159,000	153,000
2.01.05.02	Other	577,000	692,000
2.01.05.02.01	Dividends and Interest On Own Capital Payable	98,000	78,000
2.01.05.02.04	Utilities	29,000	23,000
2.01.05.02.05	Rent Payable	66,000	128,000
2.01.05.02.06	Advertisement Payable	35,000	26,000
2.01.05.02.07	Pass-through Liabilities	10,000	14,000
2.01.05.02.08	Financing of property	50,000	116,000
2.01.05.02.09	Deferred Revenue	76,000	146,000
2.01.05.02.12	Other Accounts Payable	192,000	161,000
2.01.05.02.13	Customer Loyalty Programs	21,000	0
2.01.06	Provisions	9,000	3,000
2.01.07	Liabilities related to assets held for sale	16,587,000	17,824,000
2.02	Noncurrent Liabilities	7,507,000	5,674,000
2.02.01	Borrowings and Financing	4,930,000	3,337,000
2.02.02	Other Liabilities	862,000	814,000
2.02.02.02	Other	862,000	814,000
2.02.02.02.03	Taxes payable in installments	495,000	566,000
2.02.02.02.07	Other Accounts Payable	25,000	53,000
2.02.02.02.08	Provision For Losses on Investiments in Associates	342,000	195,000
2.02.03	Diferred tax	537,000	394,000
2.02.04	Provisions	1,166,000	1,107,000
2.02.06	Deferred Revenue	12,000	22,000
2.02.06.02	Deferred Revenue	12,000	22,000
2.03	Shareholders’ Equity	13,762,000	13,041,000
2.03.01	Share Capital	6,824,000	6,822,000
2.03.02	Capital Reserves	405,000	355,000
2.03.02.04	Stock Option	398,000	348,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	3,160,000	3,174,000
2.03.04.01	Legal Reserve	457,000	457,000
2.03.04.05	Earnings Retention Reserve	232,000	233,000
2.03.04.07	Tax Incentive Reserve	49,000	0
2.03.04.10	Expansion Reserve	2,666,000	2,728,000
2.03.04.12	Transactions with non-controlling interests	-94,000	-94,000
2.03.04.14	Settlement of Equity Instrument	-150,000	-150,000
2.03.05	Retained Earnings/ Accumulated Losses	474,000	-114,000
2.03.08	Other comprehensive income	-83,000	-49,000
2.03.09	Non-Controlling interests	2,982,000	2,853,000

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Consolidated Interim Financial Information / Statement of Operations
R$ (in thousands)

Code	Description	Current Quarter 07/01/2018 to 09/30/2018	Year to date current period 01/01/2018 to 09/30/2018	Previous Quarter 07/01/2017 to 09/30/2017	Year to date previous period 01/01/2017 to 09/30/2017
3.01	Net operating revenue	12,259,000	35,377,000	10,910,000	32,125,000
3.02	Cost of sales	-9,545,000	-27,018,000	-8,468,000	-24,329,000
3.03	Gross Profit	2,714,000	8,359,000	2,442,000	7,796,000
3.04	Operating Income/Expenses	-2,322,000	-6,936,000	-2,240,000	-6,845,000
3.04.01	Selling Expenses	-1,798,000	-5,324,000	-1,657,000	-5,079,000
3.04.02	General and administrative expenses	-250,000	-742,000	-247,000	-736,000
3.04.05	Other Operating Expenses	-266,000	-818,000	-324,000	-978,000
3.04.05.01	Depreciation and Amortization	-206,000	-625,000	-194,000	-574,000
3.04.05.03	Other operating expenses	-60,000	-193,000	-130,000	-404,000
3.04.06	Share of Profit of associates	-8,000	-52,000	-12,000	-52,000
3.05	Profit From Operations Before Net Financial and Income Tax	392,000	1,423,000	202,000	951,000
3.06	Net Financial Expenses	-135,000	-414,000	-154,000	-524,000
3.07	Income (Loss) Before Income Tax and Social Contribution	257,000	1,009,000	48,000	427,000
3.08	Income tax and social contribution	-70,000	-283,000	-38,000	-180,000
3.08.01	Current	-112,000	-224,000	76,000	-125,000
3.08.02	Deferred	42,000	-59,000	-114,000	-55,000
3.09	Net Income (Loss) For The Period From Continued Operations	187,000	726,000	10,000	247,000
3.10	Net Income (Loss) For The Period From Discontinued Operations	-49,000	163,000	91,000	178,000
3.10.01	Net Income (loss) from Descontinued Operations	-49,000	163,000	91,000	178,000
3.11	Net Income (loss) for the period	138,000	889,000	101,000	425,000
3.11.01	Attributable to controlling shareholders	150,000	778,000	43,000	296,000
3.11.02	Attributable to Non-controlling shareholders	-12,000	111,000	58,000	129,000
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	ON	0.52278	2.74642	0.15235	1.04912
3.99.01.02	PN	0.58900	3.02106	0.16758	1.15403
3.99.02	PN
3.99.02.01	PN	0.52246	2.74610	0.15026	1.04912
3.99.02.02	PN	0.58510	3.00168	0.16512	1.14990

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Consolidated Interim Financial Information / Statement of Comprehensive Income
R$ (in thousands)

Code	Description	Current Quarter 07/01/2018 to 09/30/2018	Year to date current period 01/01/2018 to 09/30/2018	Previous Quarter 07/01/2017 to 09/30/2017	Year to date previous period 01/01/2017 to 09/30/2017
4.01	Net income (loss) for the Period	138,000	889,000	101,000	425,000
4.02	Other Comprehensive Income	-9,000	-26,000	8,000	-44,000
4.02.02	Foreign currency translation	-11,000	-42,000	-1,000	-11,000
4.02.04	Fair value of trade receivables	-4,000	16,000	13,000	-40,000
4.02.05	Income Taxes Related to Other Comprehnsive Income	6,000	0	-4,000	7,000
4.03	Total Comprehensive Income for the Period	129,000	863,000	109,000	381,000
4.03.01	Attributable to controlling shareholders	138,000	744,000	44,000	262,000
4.03.02	Attributable to Non-Controlling shareholders	-9,000	119,000	65,000	119,000

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Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method
R$ (in thousands)

Code	Description	Year to date current period 01/01/2018 to 09/30/2018	Year to date previous period 01/01/2017 to 09/30/2017
6.01	Net Cash Provided by (Used in) Operating Activities	-3,844,000	-4,245,000
6.01.01	Cash from Operations	2,607,000	1,996,000
6.01.01.01	Net Income (Loss) for the Period	889,000	425,000
6.01.01.02	Deferred Income Tax	123,000	-56,000
6.01.01.03	Losses (Gain) on Disposal of Property and Equipment	106,000	88,000
6.01.01.04	Depreciation/Amortization	662,000	614,000
6.01.01.05	Interest and Inflation Adjustments	608,000	703,000
6.01.01.06	Adjustment to Present Value	1,000	0
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates	31,000	36,000
6.01.01.08	Provision for Contingencies	404,000	403,000
6.01.01.09	Provision for Disposals and Impairment	-2,000	4,000
6.01.01.10	Share-based Payment	33,000	23,000
6.01.01.11	Allowance for Doubtful Accounts	464,000	521,000
6.01.01.13	Allowance for Obsolescence/breakage	-19,000	-26,000
6.01.01.14	Other Operating Expenses	-369.000	-447,000
6.01.01.15	Deferred Revenue	-324,000	-292,000
6.01.02	Changes in Assets and Liabilities	-6,451,000	-6,241,000
6.01.02.01	Accounts Receivable	-765,000	-2,287,000
6.01.02.02	Inventories	-1,877,000	-1,075,000
6.01.02.03	Recoverable Taxes	-935,000	-93,000
6.01.02.04	Other Assets	-42,000	-49,000
6.01.02.05	Related Parties	188,000	131,000
6.01.02.06	Restricted Deposits for Legal Proceeding	-11,000	-286,000
6.01.02.07	Trade Payables	-1,995,000	-2,446,000
6.01.02.08	Payroll and Related Taxes	-14,000	68,000
6.01.02.09	Taxes and Social Contributions Payable	81,000	-229,000
6.01.02.10	Provision for Contingencies	-756,000	-252,000
6.01.02.11	Deferred Revenue	137,000	-7,000
6.01.02.12	Other Payables	-108,000	203,000
6.01.02.13	Income Tax and Social contribution	-354,000	-74,000
6.01.02.15	Received Dividends and Interest on shareholders' equity	0	155,000
6.02	Net Cash Provided by (Used in) Investing Activities	-1,404,000	-1,103,000
6.02.02	Purchase of Property and Equipment	-1,213,000	-988,000
6.02.03	Purchase of Intangible Assets	-339,000	-221,000
6.02.04	Sales of Property and Equipment	148,000	106,000
6.03	Net Cash Provided by Financing Activities	951,000	-1,989,000
6.03.01	Capital Increase/Decrease	1,000	7,000
6.03.02	Proceeds from Borrowings and Financing	7,096,000	6,289,000
6.03.03	Payments of Borrowings and Financing	-5,972,000	-8,277,000
6.03.05	Payment of Dividends	-174,000	0
6.03.07	Proceeds from Equity Offering, Net of Issue Costs	0	-8,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	-4,297,000	-7,337,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	7,351,000	9,142,000
6.05.02	Cash and Cash Equivalents at the End of the Period	3,054,000	1,805,000

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Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2018 to 09/30/2018
R$ (in thousands)

Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,822,000	355,000	3,174,000	0	-18,000	10,333,000	2,959,000	13,292,000
5.02	Prior Year Adjustments	0	0	0	-114,000	-31,000	-145,000	-106,000	-251,000
5.03	Adjusted Opening Balance	6,822,000	355,000	3,174,000	-114,000	-49,000	10,188,000	2,853,000	13,041,000
5.04	Capital Transactions with Shareholders	2,000	50,000	-13,000	-190,000	0	-151,000	6,000	-145,000
5.04.01	Capital Increases	2,000	0	0	0	0	2,000	0	2,000
5.04.03	Share-Based Expenses	0	39,000	0	0	0	39,000	0	39,000
5.04.07	Options Granted - subsidiaries	0	0	-13,000	-190,000	0	-203,000	0	-203,000
5.04.08	Share-Based Expenses Subsidiaries	0	11,000	0	0	0	11,000	6,000	17,000
5.05	Total Comprehensive Income	0	0	0	778,000	-34,000	744,000	119,000	863,000
5.05.01	Net Income (loss) for the Period	0	0	0	778,000	0	778,000	111,000	889,000
5.05.02	Other Comprehensive Income	0	0	0	0	-34,000	-34,000	8,000	-26,000
5.05.02.04	Foreing Currency Translation	0	0	0	0	-42,000	-42,000	0	-42,000
5.05.02.07	Fair Value of Trade Receivables	0	0	0	0	8,000	8,000	8,000	16,000
5.06	Internal Changes of Shareholders’ Equity	0	0	-1,000	0	0	-1,000	4,000	3,000
5.06.05	Transactions with Non-controlling Interests	0	0	0	0	0	0	3,000	3,000
5.06.06	Settlement of Equity Instrument	0	0	-1,000	0	0	-1,000	1,000	0
5.07	Closing Balance	6,824,000	405,000	3,160,000	474,000	-83,000	10,780,000	2,982,000	13,762,000

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Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2017 to 09/30/2017
R$ (in thousands)

Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,811,000	331,000	2,718,000	0	0	9,860,000	2,737,000	12,597,000
5.02	Prior Year Adjustments	0	0	0	-75,000	-20,000	-95,000	-85,000	-180,000
5.03	Adjusted Opening Balance	6,811,000	331,000	2,718,000	-75,000	-20,000	9,765,000	2,652,000	12,417,000
5.04	Capital Transactions with Shareholders	7,000	23,000	0	0	0	30,000	2,000	32,000
5.04.01	Capital Increases	7,000	0	0	0	0	7,000	0	7,000
5.04.03	Share-Based Expenses	0	19,000	0	0	0	19,000	0	19,000
5.04.08	Share-Based Expenses Subsidiaries	0	4,000	0	0	0	4,000	2,000	6,000
5.05	Total Comprehensive Income	0	0	0	296,000	-34,000	262,000	119,000	381,000
5.05.01	Net Income (loss) for the Period	0	0	0	296,000	0	296,000	129,000	425,000
5.05.02	Other Comprehensive Income	0	0	0	0	-34,000	-34,000	-10,000	-44,000
5.05.02.04	Foreing Currency Translation	0	0	0	0	-11,000	-11,000	0	-11,000
5.05.02.07	Fair Value of Trade Receivables	0	0	0	0	-29,000	-29,000	-11,000	-40,000
5.05.02.08	Income Taxes Related to Other Comprehensive	0	0	0	0	6,000	6,000	1,000	7,000
5.06	Internal Changes of Shareholders’ Equity	0	0	-4,000	0	0	-4,000	1,000	-3,000
5.06.05	Transactions with Non-controlling Interests	0	0	-3,000	0	0	-3,000	0	-3,000
5.06.06	Settlement of Equity Instrument	0	0	-1,000	0	0	-1,000	1,000	0
5.07	Closing Balance	6,818,000	354,000	2,714,000	221,000	-54,000	10,053,000	2,774,000	12,827,000

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Consolidated Interim Financial Information / Statement of Value Added
R$ (in thousands)

Code	Description	Year to date current period 01/01/2018 to 09/30/2018	Year to date previous period 01/01/2017 to 09/30/2017
7.01	Revenues	38,533,000	35,135,000
7.01.01	Sales of Goods, Products and Services	38,378,000	34,844,000
7.01.02	Other Revenues	156,000	294,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	-1,000	-3,000
7.02	Products Acquired from Third Parties	-31,209,000	-28,656,000
7.02.01	Costs of Products, Goods and Services Sold	-28,014,000	-25,672,000
7.02.02	Materials, Energy, Outsourced Services and Other	-3,195,000	-2,984,000
7.03	Gross Value Added	7,324,000	6,479,000
7.04	Retention	-662,000	-614,000
7.04.01	Depreciation and Amortization	-662,000	-614,000
7.05	Net Value Added Produced	6,662,000	5,865,000
7.06	Value Added Received in Transfer	242,000	268,000
7.06.01	Share of Profit of Subsidiaries and Associates	-52,000	-52,000
7.06.02	Financial Revenue	131,000	142,000
7.06.03	Other	163,000	178,000
7.07	Total Value Added to Distribute	6,904,000	6,133,000
7.08	Distribution of Value Added	6,904,000	6,133,000
7.08.01	Personnel	3,208,000	3,025,000
7.08.01.01	Direct Compensation	2,020,000	1,928,000
7.08.01.02	Benefits	662,000	644,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	181,000	176,000
7.08.01.04	Other	345,000	277,000
7.08.01.04.01	Profit (cost) sharing	345,000	277,000
7.08.02	Taxes, Fees and Contributions	1,557,000	1,356,000
7.08.02.01	Federal	1,160,000	958,000
7.08.02.02	State	224,000	135,000
7.08.02.03	Municipal	173,000	263,000
7.08.03	Value Distributed to Providers of Capital	1,250,000	1,327,000
7.08.03.01	Interest	573,000	659,000
7.08.03.02	Rentals	677,000	668,000
7.08.04	Value Distributed to Shareholders	889,000	425,000
7.08.04.01	Interest on shareholders' equity	203,000	0
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	575,000	296,000
7.08.04.04	Noncontrolling Interest in Retained Earnings	111,000	129,000

São Paulo, October 25, 2018 - GPA [B3: PCAR4; NYSE: CBD] announces its results for the third quarter of 2018. Due to the ongoing divestment of the interest held by GPA in Via Varejo S.A., as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit or loss accounts were adjusted retrospectively, as required under IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Non-current assets held for sale and discontinued operations. The following statements are related to the results of continuing operations. All comparisons are with the same period of 2017, except where stated otherwise.

3Q18 EARNINGS

GPA Food:

▪          Gross sales of R$13.3 billion, with growth accelerating to 12.8% (vs. 9.9% in 2Q18), driven by continued improvement at Multivarejo and another quarter of robust performance at Assaí;

▪          Solid improvement in Adjusted EBITDA, which reached R$697 million (+22.3%), with margin expanding from 5.2% to 5.7% in 3Q18;

▪          Strong growth in net income(*), which came to R$215 million, 5.2 times higher than the net income reported in 3Q17, with net margin expanding from 0.4% to 1.8%;

▪          The leverage ratio remained low at around -1.15x EBITDA, reinforcing the Company’s solid financial structure.

Multivarejo:

▪          Gross sales of R$6.9 billion, with same-store sales growth ex calendar effect accelerating to 6.1%, confirming the recovery since the start of the year. All banners continued to capture market share gains, with the highlight the Extra Hiper and Proximity banners;

▪       Gross margin of 27.9%, stable in relation to 3Q17, reflecting the adequate level of price competitiveness;

▪       Operating expenses diluted by 10 bps, reflecting the higher sales and ongoing cost discipline, with the highlight the productivity gains at stores;

▪        Adjusted EBITDA came to R$362 million, advancing 4.8%. Adjusted EBITDA margin expanded 20 bps to 5.7%, surpassing the guidance given for the year and reflecting the consistent results in the last three quarters;

▪       Net income(*) amounted to R$39 million, with net margin of 0.6%.

Assaí:

▪       Gross sales came to R$6.4 billion, marking another quarter of strong growth, which translated into an important market share gain in the period;

▪       Gross margin stood at 15.9%, following the trend of prior quarters, supported by the successful organic expansion and conversions of Extra Hiper stores and by the reemergence of inflation, after the deflation registered in 3Q17;

▪       Adjusted EBITDA posted strong growth of 49.4% to R$335 million, with adjusted EBITDA margin expanding 90 bps to 5.7%;

▪       Robust growth of the net income, which reached R$176 million and up 55.6%, presenting a net margin of 3.0%.

	Consolidated			Food Business			Multivarejo			Assaí
(R$ million)(1)	3Q18	3Q17	Δ	3Q18	3Q17	Δ	3Q18	3Q17	Δ	3Q18	3Q17	Δ

Gross Revenue	13,307	11,791	12.8%	13,307	11,791	12.8%	6,925	6,705	3.3%	6,382	5,086	25.5%
Net Revenue	12,258	10,909	12.4%	12,258	10,909	12.4%	6,393	6,225	2.7%	5,865	4,684	25.2%
Gross Profit	2,714	2,441	11.2%	2,714	2,441	11.2%	1,783	1,736	2.7%	930	705	31.9%
Gross Margin	22.1%	22.4%	-30 bps	22.1%	22.4%	-30 bps	27.9%	27.9%	0 bps	15.9%	15.1%	80 bps
Selling, General and Adm. Expenses	(2,048)	(1,904)	7.5%	(2,048)	(1,904)	7.5%	(1,451)	(1,422)	2.0%	(597)	(482)	23.9%
% of Net Revenue	16.7%	17.5%	-80 bps	16.7%	17.5%	-80 bps	22.7%	22.8%	-10 bps	10.2%	10.3%	-10 bps
Adjusted EBITDA(2)(3)	670	539	24.3%	697	570	22.3%	362	345	4.8%	335	225	49.4%
Adjusted EBITDA Margin	5.5%	4.9%	60 bps	5.7%	5.2%	50 bps	5.7%	5.5%	20 bps	5.7%	4.8%	90 bps
Net Income - Controlling Shareholders - continuing operations	188	10	n.a.	215	41	422.6%	39	(72)	n.a	176	113	55.6%
Net Margin- continuing operations	1.5%	0.1%	140 bps	1.8%	0.4%	140 bps	0.6%	-1.2%	180 bps	3.0%	2.4%	60 bps

(*)  Net income attributed to the controlling shareholders from continuing operations.

 (1) Sums and percentages may present discrepancies due to rounding. All margins were calculated as a percentage of net sales.

 (2) Earnings before interest, tax, depreciation and amortization. (3) EBITDA adjusted by Other Operating Income and Expenses.

Outlook:

The performance in 3Q18 corroborates the expectation of meeting the guidance given for 2018:

▪       Same-store sales growth: above inflation at Assaí and in line with food inflation at Multivarejo, supporting continued market share gains;

▪       Adjusted EBITDA margin: 5.5%-5.6% at Multivarejo and 5.8%-5.9% at Assaí;

▪       Financial Result: around 1% of net sales;

▪       LATAM synergies: should reach over US$85 million in savings for the Brazil perimeter.

 “The consistency of the results demonstrates the assertiveness of the implemented initiatives with expressive gains of share and profitability. At Multivarejo, the sequential evolution of sales and higher profitability is already seen in the last 3 quarters. At Assaí, we continued to deliver strong sales performance and high profitability. Among the strategic priorities, we have made important progress in the Digital Transformation and in the strengthening of our private label. We continue with our expansion plan, conversion and renovation of stores, seeking a more adjusted portfolio. Our execution has allowed the delivery of solid results, in line with the guidance we provided to the market. "

Peter Estermann, Chief Executive Officer of GPA

I. Financial Performance

	Consolidated			Food Business			Multivarejo			Assaí
(R$ million)(1)	3Q18	3Q17	Δ	3Q18	3Q17	Δ	3Q18	3Q17	Δ	3Q18	3Q17	Δ

Gross Revenue	13,307	11,791	12.8%	13,307	11,791	12.8%	6,925	6,705	3.3%	6,382	5,086	25.5%
Net Revenue	12,258	10,909	12.4%	12,258	10,909	12.4%	6,393	6,225	2.7%	5,865	4,684	25.2%
Gross Profit	2,714	2,441	11.2%	2,714	2,441	11.2%	1,783	1,736	2.7%	930	705	31.9%
Gross Margin	22.1%	22.4%	-30 bps	22.1%	22.4%	-30 bps	27.9%	27.9%	0 bps	15.9%	15.1%	80 bps
Selling, General and Adm. Expenses	(2,048)	(1,904)	7.5%	(2,048)	(1,904)	7.5%	(1,451)	(1,422)	2.0%	(597)	(482)	23.9%
% of Net Revenue	16.7%	17.5%	-80 bps	16.7%	17.5%	-80 bps	22.7%	22.8%	-10 bps	10.2%	10.3%	-10 bps
EBITDA (2)	611	409	49.4%	638	440	45.1%	295	216	36.8%	343	224	53.0%
EBITDA Margin	5.0%	3.7%	130 bps	5.2%	4.0%	120 bps	4.6%	3.5%	110 bps	5.8%	4.8%	100 bps
Adjusted EBITDA(2)(3)	670	539	24.3%	697	570	22.3%	362	345	4.8%	335	225	49.4%
Adjusted EBITDA Margin	5.5%	4.9%	60 bps	5.7%	5.2%	50 bps	5.7%	5.5%	20 bps	5.7%	4.8%	90 bps
Net Financial Revenue (Expenses)	(135)	(154)	-12.3%	(135)	(154)	-12.3%	(121)	(149)	-18.9%	(14)	(5)	184.3%
% of Net Revenue	1.1%	1.4%	-30 bps	1.1%	1.4%	-30 bps	1.9%	2.4%	-50 bps	0.2%	0.1%	10 bps
Net Income - Controlling Shareholders - continuing operations	188	10	n.a.	215	41	422.6%	39	(72)	n.a	176	113	55.6%
Net Margin- continuing operations	1.5%	0.1%	140 bps	1.8%	0.4%	140 bps	0.6%	-1.2%	180 bps	3.0%	2.4%	60 bps
Net Income (Loss) - Controlling Shareholders - descontinuing operations	(37)	34	n.a.	(22)	(13)	71.1%	(22)	(13)	71.1%	-	-	n.a.
Net Margin	-0.3%	0.3%	-60 bps	-0.2%	-0.1%	-10 bps	-0.3%	-0.2%	-10 bps	0.0%	0.0%	0 bps
Net Income (Loss) -continuing and discontinued operations	150	44	243.0%	193	28	583.2%	17	(85)	n.a.	176	113	55.6%
Net margin-continuing and discontinued operations	1.2%	0.4%	80 bps	1.6%	0.3%	130 bps	0.3%	-1.4%	170 bps	3.0%	2.4%	60 bps
Adjusted Net Income (Loss) - Controlling Shareholders - continuing operations (4)	153	(177)	-186.6%	185	(141)	-231.1%	68	8	769.7%	117	68	72.5%
Adjusted Net Margin	1.3%	-1.6%	290 bps	1.5%	-1.3%	280 bps	1.1%	0.1%	100 bps	2.0%	1.4%	60 bps
Net Income (Loss) - Controlling Shareholders - continuing operations ex. tax credits(*)	188	10	n.a.	215	41	n.a.	39	(72)	n.a	176	113	74.9%
Net Margin - continuing operations ex. tax credits (*)	1.5%	0.1%	140 bps	1.8%	0.4%	140 bps	0.6%	-1.2%	180 bps	3.0%	2.4%	60 bps

	Consolidated			Food Business			Multivarejo			Assaí
(R$ million)(1)	9M18	9M17	Δ	9M18	9M17	Δ	9M18	9M17	Δ	9M18	9M17	Δ

Gross Revenue	38,379	34,844	10.1%	38,379	34,844	10.1%	20,756	20,680	0.4%	17,623	14,164	24.4%
Net Revenue Ex. tax credits(*)	35,332	32,125	10.0%	35,332	32,125	10.0%	19,131	19,129	0.0%	16,201	12,996	24.7%
Gross Profit Ex. tax credits(*)	7,945	7,349	8.1%	7,945	7,349	8.1%	5,370	5,382	-0.2%	2,575	1,967	30.9%
Gross Margin Ex. tax credits(*)	22.5%	22.9%	-40 bps	22.5%	22.9%	-40 bps	28.1%	28.1%	0 bps	15.9%	15.1%	80 bps
Selling, General and Adm. Expenses	(6,066)	(5,816)	4.3%	(6,066)	(5,816)	4.3%	(4,384)	(4,471)	-1.9%	(1,681)	(1,345)	25.0%
% of Net Revenue	17.2%	18.1%	-90 bps	17.2%	18.1%	-90 bps	22.9%	23.4%	-50 bps	10.4%	10.3%	10 bps
EBITDA (2)	2,085	1,564	33.4%	2,189	1,657	32.1%	925	1,054	-12.3%	1,264	602	109.8%
EBITDA Margin	5.9%	4.9%	100 bps	6.2%	5.2%	100 bps	4.8%	5.5%	-70 bps	7.8%	4.6%	320 bps
Adjusted EBITDA Ex. tax credits(2)(3)(*)	1,864	1,521	22.6%	1,967	1,614	21.9%	1,067	988	7.9%	901	626	43.9%
Adjusted EBITDA Margin Ex. tax credits(*)	5.3%	4.7%	60 bps	5.6%	5.0%	60 bps	5.6%	5.2%	40 bps	5.6%	4.8%	80 bps
Net Financial Revenue (Expenses)	(414)	(524)	-21.0%	(414)	(524)	-21.0%	(385)	(483)	-20.4%	(29)	(41)	-28.4%
% of Net Revenue	1.2%	1.6%	-40 bps	1.2%	1.6%	-40 bps	2.0%	2.5%	-50 bps	0.2%	0.3%	-10 bps
Net Income - Controlling Shareholders - continuing operations	726	247	194.3%	830	340	143.9%	126	54	131.3%	704	286	146.3%
Net Margin- continuing operations	2.1%	0.8%	130 bps	2.3%	1.1%	120 bps	0.7%	0.3%	40 bps	4.3%	2.2%	210 bps
Net Income (Loss) - Controlling Shareholders - continuing operations ex. tax credits(*)	449	(90)	n.a.	552	4	n.a	92	(282)	n.a	460	286	74.9%
Net Margin - continuing operations ex. tax credits (*)	1.3%	0.1%	120 bps	1.6%	0.4%	120 bps	0.5%	-1.5%	200 bps	2.8%	2.2%	60 bps

 (1) Sums and percentages may present discrepancies due to rounding. All margins were calculated as a percentage of net sales. (2) Earnings before interest, tax, depreciation and amortization. (3) EBITDA adjusted by Other Operating Income and Expenses.

 (* ) Excludes nonrecurring tax credits related to 2Q18, with R$45 million at Multivarejo referring to the sale to third parties of a portion of the tax credits related to the exclusion of ICMS from the calculation base of PIS/COFINS and R$369 million at Assaí referring to the reversal of the provision related to ICMS ST credits for periods prior to the Supreme Court decision, recognized in cost of goods sold. In relation to 2Q17, R$447 million was excluded at Multivarejo referring to nonrecurring tax credits in connection with the ICMS ST reimbursement, recognized in cost of goods sold.

OPERATING PERFORMANCE BY BUSINESS

Multivarejo

Gross sales came to R$6.9 billion, with same-store sales ex calendar growth of 6.1%, confirming the recovery since the start of the year. All banners continued to capture market share gains, with the highlight the Extra Hiper and Proximity banners.

Gross profit was R$1,783 million, with gross margin of 27.9%, stable in relation to 3Q17, reflecting the adequate level of price competitiveness at each banner. The commercial initiatives have had positive effects on the improvement in sales volume, average ticket and market share.

Selling, general and administrative expenses were R$1,451 million, increasing only 2.0%, which is significantly lower than the IPCA inflation measured in the last 12 months of 4.5%. SG&A expenses as a ratio of net sales decreased 10 bps compared to 3Q17, to 22.7%. This dilution of expenses reflects the stronger sales and continued cost discipline, with the highlight the productivity gains at stores.

Adjusted EBITDA came to R$362 million, increasing 4.8%, outpacing the revenue growth. Adjusted EBITDA margin expanded 20 bps in relation to 3Q17, to 5.7%, surpassing the guidance given for the year and reflecting the consistent results over the past three quarters.

Net income was R$39 million, with net margin of 0.6%, reversing the loss reported in 3Q17.

Assaí

Assaí gross sales advanced 25.5% to R$6.4 billion, maintaining another quarter of strong growth. Same-store sales growth ex calendar and excluding conversions accelerated to 7.4%, driven by the banner’s anniversary, which supported growth in sales volume and customer traffic. The period once again was marked by an important market share gain.

Gross profit came to R$930 million, with gross margin of 15.9%. The continued expansion in gross margin compared to last year reflects the following factors:

o      The successful expansion of the past two years: 19 organic stores with accelerated maturation, reflecting a well-defined business model and market demand;

o      The positive effect from the conversion of Extra Hiper stores, with good attractiveness and adherence to the needs the banner’s target public.

Selling, general and administrative expenses registered dilution of 10 bps compared to 3Q17, corresponding to 10.2% of net sales. The result reflects the maturation of stores, despite the growing number of openings and the stores under construction in the period.

Adjusted EBITDA came to R$335 million, for robust growth of 49.4%, with adjusted EBITDA margin expanding 90 bps to 5.7%.

Net income reached R$176 million, a strong growth of 55.6%, with a net margin of 3.0%.

FINANCIAL PERFORMANCE

Other Income and Expenses

Other Operating Income and Expenses were an expense of R$59 million in the quarter. In the last 9 months, this expense was R$193 million, down 52.3% from the prior-year period.

The main elements in the quarter are related to:

▪          Tax contingencies related to litigations from prior periods, corresponding to approximately R$19 million.

▪          Integration and restructuring expenses, including personnel and other costs related to the closures and conversions of stores / DCs, in the amount of R$38 million.

▪          Result from property and equipment of R$3 million.

Financial Result

The financial result was R$135 million, or 1.1% of net sales, improving 30 bps from 3Q17. Main variations:

▪          Financial income increased nearly 30%, reflecting the higher cash balance average in the period.

▪          The lower debt cost and improvement in the cost of selling receivables are mainly due to the lower interest rate in the period.

▪          Contingencies adjustment and other expenses remained stable at 0.5% of net sales.

Net Income

In the Food segment, net income attributable to the controlling shareholders from continuing operations was R$215 million, 5.2 times higher than in 3Q17. At Multivarejo, net income was R$39 million, with net margin of 0.6%, reversing the loss reported in 3Q17. At Assaí, net income grew 55.6% to R$176 million, with net margin of 3.0%.

Consolidated net income attributable to the controlling shareholders from continuing operations was R$188 million, 18.8 times higher than in 3Q17.

Earnings per Share

Earnings per share in the quarter stood at R$0.52246 for the common shares and at R$0.58510 for the preferred shares.

Net Debt

Net debt adjusted for the balance of not discounted receivables stood at R$3,260 million. The Company maintained its low financial leverage, with the net debt/EBITDA ratio falling to -1.15x, compared to -1.30x a year ago.

The Company ended the quarter with a cash position of R$2,625 million and R$711 million of not discounted receivables, totaling R$3,336 million in cash and equivalents. Also, it has approximately R$1.8 billion in pre-approved/confirmed credit facilities.

Investments

Investments in the Food segment amounted to R$488 million, up 9.3% from 3Q17, mainly due to the following:

  Expansion of Assaí: 4 stores were opened, one of which was converted from an Extra Hiper. Around 20 stores are slated to open this year, including new stores and conversions;
  Renovations of Pão de Açúcar stores: 15 stores renovated in the 7 Generation concept, of which 6 were finished in September and another 3 stores are undergoing renovation, which will be delivered in 4Q18.
  Projects at the Extra Super banner: 6 Extra Super stores were revitalized, which were converted to Mercado Extra, bringing to 10 the number of pilot stores to date.

In addition, progress was made on the conversion of 13 Extra Super stores to Compre Bem. The stores will be opened in fourth quarter. For more information on the Compre Bem and Mercado Extra Projects, see page 17.

CONSOLIDATED FINANCIAL STATEMENTS

1. Balance Sheet
BALANCE SHEET

ASSETS

	Consolidated			Food Businesses

(R$ million)	09.30.2018	06.30.2018	09.30.2017	09.30.2018	06.30.2018	09.30.2017

Current Assets	31,876	31,240	27,105	10,149	9,800	7,673
Cash and Marketable Securities	2,625	3,054	1,266	2,625	3,054	1,266
Accounts Receivable	953	296	1,006	957	300	1,011
Credit Cards	659	86	806	659	90	806
Sales Vouchers and Trade Account Receivable	234	160	165	238	160	171
Allowance for Doubtful Accounts	(4)	(4)	(5)	(4)	(4)	(5)
Resulting from Commercial Agreements	64	54	40	64	54	40
Inventories	5,540	5,136	4,634	5,540	5,136	4,634
Recoverable Taxes	363	532	395	363	532	395
Noncurrent Assets for Sale	21,866	21,698	19,438	136	254	-
Prepaid Expenses and Other Accounts Receivables	529	523	366	529	523	366

Noncurrent Assets	16,000	15,255	14,412	16,044	15,295	14,443
Long-Term Assets	4,591	4,143	3,036	4,630	4,178	3,062
Accounts Receivables	53	3	-	53	3	-
Credit Cards	53	3	-	53	3	-
Recoverable Taxes	2,662	2,335	1,350	2,662	2,335	1,350
Deferred Income Tax and Social Contribution	207	174	172	207	174	170
Amounts Receivable from Related Parties	33	31	22	72	66	50
Judicial Deposits	799	784	789	799	784	789
Prepaid Expenses and Others	838	817	702	838	817	702
Investments	228	209	283	228	209	282
Property and Equipment	9,244	8,976	9,186	9,244	8,976	9,186
Intangible Assets	1,937	1,927	1,908	1,942	1,932	1,913
TOTAL ASSETS	47,876	46,494	41,517	26,193	25,095	22,116

LIABILITIES

	Consolidated			Food Businesses

	09.30.2018	06.30.2018	09.30.2017	09.30.2018	06.30.2018	09.30.2017

Current Liabilities	26,607	26,016	23,054	10,246	9,953	8,616
Suppliers	6,439	6,370	5,495	6,444	6,375	5,496
Loans and Financing	1,348	1,321	901	1,348	1,321	901
Debentures	507	500	517	507	500	517
Payroll and Related Charges	696	615	647	696	615	647
Taxes and Social Contribution Payable	285	264	211	285	264	211
Dividends Proposed	98	0	(0)	98	0	(0)
Financing for Purchase of Fixed Assets	50	39	33	50	39	33
Rents	66	67	89	66	67	89
Debt with Related Parties	160	145	167	374	338	364
Advertisement	35	43	26	35	43	26
Provision for Restructuring	9	13	3	9	13	3
Advanced Revenue	76	151	56	76	151	56
Non-current Assets Held for Sale	16,586	16,269	14,642	-	-	-
Others	252	221	267	257	228	272

Long-Term Liabilities	7,507	6,738	5,635	7,507	6,738	5,635
Loans and Financing	841	834	808	841	834	808
Debentures	4,089	3,338	2,532	4,089	3,338	2,532
Deferred Income Tax and Social Contribution	537	548	364	537	548	364
Tax Installments	495	517	681	495	517	681
Provision for Contingencies	1,166	1,127	1,038	1,166	1,127	1,038
Advanced Revenue	12	15	16	12	15	16
Provision for loss on investment in Associates	342	304	143	342	304	143
Others	25	56	51	25	56	51

Shareholders' Equity	13,762	13,740	12,828	8,441	8,403	7,865
Capital	6,824	6,823	6,818	5,416	5,407	5,487
Capital Reserves	406	400	355	406	400	355
Profit Reserves	3,634	3,599	2,926	2,702	2,667	2,044
Other Comprehensive Results	(83)	(71)	(45)	(83)	(71)	(21)
Minority Interest	2,982	2,989	2,775	-	-	0
TOTAL LIABILITIES	47,876	46,494	41,517	26,193	25,095	22,116

2.1 Income Statement – 3Q18

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo(1)			Assaí

R$ - Million	3Q18	3Q17	Δ	3Q18	3Q17	Δ	3Q18	3Q17	Δ	3Q18	3Q17	Δ

Gross Revenue	13,307	11,791	12.8%	13,307	11,791	12.8%	6,925	6,705	3.3%	6,382	5,086	25.5%
Net Revenue	12,258	10,909	12.4%	12,258	10,909	12.4%	6,393	6,225	2.7%	5,865	4,684	25.2%
Cost of Goods Sold	(9,533)	(8,455)	12.8%	(9,533)	(8,455)	12.8%	(4,601)	(4,477)	2.8%	(4,932)	(3,977)	24.0%
Depreciation (Logistic)	(12)	(14)	-11.6%	(12)	(14)	-11.6%	(9)	(12)	-22.6%	(3)	(2)	76.1%
Gross Profit	2,714	2,441	11.2%	2,714	2,441	11.2%	1,783	1,736	2.7%	930	705	31.9%
Selling Expenses	(1,798)	(1,657)	8.5%	(1,798)	(1,657)	8.5%	(1,270)	(1,232)	3.0%	(528)	(425)	24.2%
General and Administrative Expenses	(250)	(247)	1.4%	(250)	(247)	1.4%	(181)	(190)	-4.6%	(70)	(58)	21.1%
Selling, General and Adm. Expenses	(2,048)	(1,904)	7.5%	(2,048)	(1,904)	7.5%	(1,451)	(1,422)	2.0%	(597)	(482)	23.9%
Equity Income(2)	(8)	(12)	-33.3%	20	19	1.2%	20	19	1.2%	-	-	n.a.
Other Operating Revenue (Expenses)	(59)	(130)	-54.5%	(59)	(130)	-54.5%	(67)	(130)	-48.5%	8	(0)	n.a.
Depreciation and Amortization	(206)	(194)	6.1%	(206)	(194)	6.1%	(147)	(150)	-1.6%	(59)	(45)	31.8%
Earnings before interest and Taxes - EBIT	392	201	95.5%	420	232	81.1%	138	54	157.2%	282	178	58.1%
Financial Revenue	48	37	29.9%	48	37	29.9%	38	27	39.9%	10	10	2.1%
Financial Expenses	(183)	(191)	-4.2%	(183)	(191)	-4.2%	(158)	(176)	-9.9%	(24)	(15)	63.9%
Net Financial Result	(135)	(154)	-12.3%	(135)	(154)	-12.3%	(121)	(149)	-18.9%	(14)	(5)	184.3%
Income (Loss) Before Income Tax	258	47	447.3%	285	78	264.8%	18	(95)	n.a.	267	173	54.5%
Income Tax	(70)	(37)	89.7%	(70)	(37)	89.7%	21	23	-7.6%	(91)	(60)	52.6%
Net Income (Loss) Company - continuing operations	188	10	n.a.	215	41	421.9%	39	(72)	n.a.	176	113	55.5%
Net Result from discontinued operations	(50)	90	n.a.	(22)	(12)	85.1%	(22)	(12)	85.1%	-	-	n.a.
Net Income (Loss) - Consolidated Company	138	100	37.0%	193	29	559.3%	17	(84)	n.a.	176	113	55.5%

Net Income (Loss) - Controlling Shareholders - continuing operations(3)	188	10	n.a.	215	41	422.6%	39	(72)	n.a.	176	113	55.6%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	(37)	34	n.a.	(22)	(13)	71.1%	(22)	(13)	71.1%	-	-	n.a.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	150	44	243.0%	193	28	583.2%	17	(85)	n.a.	176	113	55.6%

Minority Interest - Non-controlling - continuing operations	-	-	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Minority Interest - Non-controlling - discontinued operations	(13)	57	n.a	-	1	n.a.	-	1	n.a.	-	-	n.a.
Minority Interest - Non-controlling - Consolidated	(13)	57	n.a	-	1	n.a.	-	1	n.a.	-	-	n.a.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	611	409	49.4%	638	440	45.1%	295	216	36.8%	343	224	53.0%
Adjusted EBITDA (4)	670	539	24.3%	697	570	22.3%	362	345	4.8%	335	225	49.4%
Adjusted EBITDA (4) - Ex. tax credits(*)	670	539	24.3%	697	570	22.3%	362	345	4.8%	335	225	49.4%

	Consolidated			Food Businesses			Multivarejo(1)			Assaí

% of Net Revenue

	3Q18	3Q17		3Q18	3Q17		3Q18	3Q17		3Q18	3Q17

Gross Profit	22.1%	22.4%		22.1%	22.4%		27.9%	27.9%		15.9%	15.1%
Selling Expenses	14.7%	15.2%		14.7%	15.2%		19.9%	19.8%		9.0%	9.1%
General and Administrative Expenses	2.0%	2.3%		2.0%	2.3%		2.8%	3.0%		1.2%	1.2%
Selling, General and Adm. Expenses	16.7%	17.5%		16.7%	17.5%		22.7%	22.8%		10.2%	10.3%
Equity Income(2)	-0.1%	-0.1%		0.2%	0.2%		0.3%	0.3%		0.0%	0.0%
Other Operating Revenue (Expenses)	0.5%	1.2%		0.5%	1.2%		1.0%	2.1%		-0.1%	0.0%
Depreciation and Amortization	1.7%	1.8%		1.7%	1.8%		2.3%	2.4%		1.0%	1.0%
EBIT	3.2%	1.8%		3.4%	2.1%		2.2%	0.9%		4.8%	3.8%
Net Financial Revenue (Expenses)	1.1%	1.4%		1.1%	1.4%		1.9%	2.4%		0.2%	0.1%
Income Before Income Tax	2.1%	0.4%		2.3%	0.7%		0.3%	-1.5%		4.6%	3.7%
Income Tax	-0.6%	-0.3%		-0.6%	-0.3%		0.3%	0.4%		-1.6%	-1.3%
Net Income (Loss) Company - continuing operations	1.5%	0.1%		1.8%	0.4%		0.6%	-1.2%		3.0%	2.4%
Net Income (Loss) - Consolidated Company	1.1%	0.9%		1.6%	0.3%		0.3%	-1.4%		3.0%	2.4%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	1.5%	0.1%		1.8%	0.4%		0.6%	-1.2%		3.0%	2.4%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	1.2%	0.4%		1.6%	0.3%		0.3%	-1.4%		3.0%	2.4%
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
Minority Interest - Non-controlling - Consolidated	-0.1%	0.5%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
EBITDA	5.0%	3.7%		5.2%	4.0%		4.6%	3.5%		5.8%	4.8%
Adjusted EBITDA (4)	5.5%	4.9%		5.7%	5.2%		5.7%	5.5%		5.7%	4.8%

(1)  Multivarejo includes the results of Malls and Corporate. (2) Equity income from Cdiscount is included in the Consolidated results and not in the Retail and Cash-and-Carry segments. (3) Net income after non-controlling interest. (4) EBITDA adjusted by the line “Other Operating Income and Expenses”

2.2 Income Statement – 9M18

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo(1)			Assaí

R$ - Million	9M18	9M17	Δ	9M18	9M17	Δ	9M18	9M17	Δ	9M18	9M17	Δ

Gross Revenue	38,379	34,844	10.1%	38,379	34,844	10.1%	20,756	20,680	0.4%	17,623	14,164	24.4%
Net Revenue	35,377	32,125	10.1%	35,377	32,125	10.1%	19,176	19,129	0.2%	16,201	12,996	24.7%
Cost of Goods Sold	(26,981)	(24,289)	11.1%	(26,981)	(24,289)	11.1%	(13,732)	(13,264)	3.5%	(13,250)	(11,025)	20.2%
Depreciation (Logistic)	(37)	(40)	-7.2%	(37)	(40)	-7.2%	(30)	(35)	-16.2%	(7)	(4)	70.4%
Gross Profit	8,359	7,796	7.2%	8,359	7,796	7.2%	5,415	5,829	-7.1%	2,944	1,967	49.7%
Selling Expenses	(5,324)	(5,080)	4.8%	(5,324)	(5,080)	4.8%	(3,843)	(3,895)	-1.3%	(1,480)	(1,185)	24.9%
General and Administrative Expenses	(742)	(736)	0.8%	(742)	(736)	0.8%	(541)	(576)	-6.1%	(201)	(160)	25.7%
Selling, General and Adm. Expenses	(6,066)	(5,816)	4.3%	(6,066)	(5,816)	4.3%	(4,384)	(4,471)	-1.9%	(1,681)	(1,345)	25.0%
Equity Income(2)	(52)	(52)	-0.3%	52	41	24.3%	52	41	24.3%	-	-	n.a.
Other Operating Revenue (Expenses)	(193)	(404)	-52.3%	(193)	(404)	-52.3%	(187)	(381)	-50.9%	(6)	(23)	-75.2%
Depreciation and Amortization	(625)	(574)	8.8%	(625)	(574)	8.8%	(455)	(448)	1.5%	(170)	(126)	34.6%
Earnings before interest and Taxes - EBIT	1,424	950	49.9%	1,527	1,043	46.4%	440	571	-22.9%	1,087	472	130.2%
Financial Revenue	127	135	-6.0%	127	135	-6.0%	101	110	-8.5%	26	25	4.8%
Financial Expenses	(541)	(659)	-17.9%	(541)	(659)	-17.9%	(485)	(593)	-18.2%	(55)	(66)	-15.8%
Net Financial Revenue (Expenses)	(414)	(524)	-21.0%	(414)	(524)	-21.0%	(385)	(483)	-20.4%	(29)	(41)	-28.4%
Income Before Income Tax	1,010	426	137.1%	1,113	519	114.3%	55	88	-37.1%	1,058	431	145.2%
Income Tax	(283)	(179)	n.a.	(283)	(179)	n.a.	71	(33)	n.a.	(354)	(146)	143.1%
Net Income (Loss) Company - continuing operations	726	247	194.2%	830	340	143.8%	126	54	131.1%	704	286	146.2%
Net Result from discontinued operations	163	178	-8.6%	(18)	(37)	-49.9%	(18)	(37)	-49.9%	-	-	n.a.
Net Income (Loss) - Consolidated Company	889	425	109.2%	811	304	167.3%	108	18	506.4%	704	286	146.2%

Net Income (Loss) - Controlling Shareholders - continuing operations(3)	726	247	194.3%	830	340	143.9%	126	54	131.3%	704	286	146.3%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	52	50	2.5%	(18)	(37)	-49.9%	(18)	(37)	-49.9%	-	-	n.a.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	778	297	161.8%	811	303	167.4%	107	18	509.4%	704	286	146.3%

Minority Interest - Non-controlling - continuing operations	-	-	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Minority Interest - Non-controlling - discontinued operations	111	128	-13.6%	-	-	n.a.	-	-	n.a.	-	-	n.a.
Minority Interest - Non-controlling - Consolidated	111	128	-13.6%	-	-	n.a.	-	-	n.a.	-	-	n.a.

Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	2,085	1,564	33.4%	2,189	1,657	32.1%	925	1,054	-12.3%	1,264	602	109.8%
Adjusted EBITDA (4) - Ex. tax credits(*)	1,864	1,521	22.6%	1,967	1,614	21.9%	1,067	988	7.9%	901	626	43.9%

	Consolidated			Food Businesses			Multivarejo(1)			Assaí

% Net Sales Revenue

	9M18	9M17		9M18	9M17		9M18	9M17		9M18	9M17

Gross Profit	23.6%	24.3%		23.6%	24.3%		28.2%	30.5%		18.2%	15.1%
Selling Expenses	15.0%	15.8%		15.0%	15.8%		20.0%	20.4%		9.1%	9.1%
General and Administrative Expenses	2.1%	2.3%		2.1%	2.3%		2.8%	3.0%		1.2%	1.2%
Selling, General and Adm. Expenses	17.1%	18.1%		17.1%	18.1%		22.9%	23.4%		10.4%	10.3%
Equity Income(2)	-0.1%	-0.2%		0.1%	0.1%		0.3%	0.2%		0.0%	0.0%
Other Operating Revenue (Expenses)	0.5%	1.3%		0.5%	1.3%		1.0%	2.0%		0.0%	0.2%
Depreciation and Amortization	1.8%	1.8%		1.8%	1.8%		2.4%	2.3%		1.0%	1.0%
EBIT	4.0%	3.0%		4.3%	3.2%		2.3%	3.0%		6.7%	3.6%
Net Financial Revenue (Expenses)	1.2%	1.6%		1.2%	1.6%		2.0%	2.5%		0.2%	0.3%
Income Before Income Tax	2.9%	1.3%		3.1%	1.6%		0.3%	0.5%		6.5%	3.3%
Income Tax	-0.8%	-0.6%		-0.8%	-0.6%		0.4%	-0.2%		-2.2%	-1.1%
Net Income (Loss) Company - continuing operations	2.1%	0.8%		2.3%	1.1%		0.7%	0.3%		4.3%	2.2%
Net Income (Loss) - Consolidated Company	2.5%	1.3%		2.3%	0.9%		0.6%	0.1%		4.3%	2.2%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	2.1%	0.8%		2.3%	1.1%		0.7%	0.3%		4.3%	2.2%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	2.2%	0.9%		2.3%	0.9%		0.6%	0.1%		4.3%	2.2%
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
Minority Interest - Non-controlling - Consolidated	0.3%	0.4%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
EBITDA	5.9%	4.9%		6.2%	5.2%		4.8%	5.5%		7.8%	4.6%
Adjusted EBITDA (4) - Ex. tax credits(*)	5.3%	4.7%		5.6%	5.0%		5.6%	5.2%		5.6%	4.8%

(1)  Multivarejo includes the results of Malls and Corporate. (2) Equity income from Cdiscount is included in the Consolidated results and not in the Retail and Cash-and-Carry segments. (3) Net income after non-controlling interest. (4) EBITDA adjusted by the line “Other Operating Income and Expenses”  (* ) Excludes nonrecurring tax credits related to 2Q18, with R$45 million at Multivarejo referring to the sale to third parties of a portion of the tax credits related to the exclusion of ICMS from the calculation base of PIS/COFINS and R$369 million at Assaí referring to the reversal of the provision related to ICMS ST credits for periods prior to the Supreme Court decision, recognized in cost of goods sold. In relation to 2Q17, R$447 million was excluded at Multivarejo referring to nonrecurring tax credits in connection with the ICMS ST reimbursement, recognized in cost of goods sold.

3. Financial Result

	Consolidated

(R$ million)	3Q18	3Q17	Δ	9M18	9M17	Δ

Financial Revenue	48	37	29.9%	127	135	-6.0%
Financial Expenses	(183)	(191)	-4.2%	(541)	(659)	-17.9%
Cost of Debt	(104)	(116)	-10.3%	(288)	(427)	-32.6%
Cost of Receivables Discount	(16)	(19)	-15.8%	(102)	(92)	10.9%
Restatement of Contingent Liabilities and Other financial expenses	(63)	(56)	12.5%	(151)	(140)	7.9%
Net Financial Revenue (Expenses)	(135)	(154)	-12.3%	(414)	(524)	-21.0%
% of Net Revenue	1.1%	1.4%	-30 bps	1.2%	1.6%	-40 bps

In the financial statements of GPA as of September 30, 2018, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required under IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Sale of non-current assets and discontinued operations.

4. Net Income

	Consolidated						Food Business

(R$ million)	3Q18	3Q17	Δ	9M18	9M17	Δ	3Q18	3Q17	Δ	9M18	9M17	Δ

EBITDA	611	409	49.4%	2,085	1,564	33.4%	638	440	45.1%	2,189	1,657	32.1%
Depreciation (Logistic)	(12)	(14)	-11.6%	(37)	(40)	-7.2%	(12)	(14)	-11.6%	(37)	(40)	-7.2%
Depreciation and Amortization	(206)	(194)	6.1%	(625)	(574)	8.8%	(206)	(194)	6.1%	(625)	(574)	8.8%
Net Financial Revenue (Expenses)	(135)	(154)	-12.3%	(414)	(524)	-21.0%	(135)	(154)	-12.3%	(414)	(524)	-21.0%
Income (Loss) before Income Tax	258	47	447.3%	1,010	426	137.1%	285	78	264.8%	1,113	519	114.3%
Income Tax	(70)	(37)	89.7%	(283)	(179)	58.3%	(70)	(37)	89.7%	(283)	(179)	58.3%
Net Income (Loss) Company - continuing operations	188	10	n.a.	726	247	194.2%	215	41	421.9%	830	340	143.8%
Net income from discontinued operations	(50)	90	n.a.	163	178	-8.6%	(22)	(12)	85.1%	(18)	(37)	-49.9%
Net Income (Loss) Consolidated Company	138	100	37.0%	889	425	109.2%	193	29	559.3%	811	304	167.3%

Net Income (Loss) - Controlling Shareholders - continuing operations	188	10	n.a.	726	247	194.3%	215	41	422.6%	830	340	143.9%
Net Income (Loss) - Controlling Shareholders - descontinuing operations	(37)	34	n.a.	52	50	2.5%	(22)	(13)	71.1%	(18)	(37)	-49.9%
Net Income (Loss) - Controlling Shareholders - Consolidated	150	44	243.0%	778	297	161.8%	193	28	583.2%	811	303	167.4%

Non recurring tax credits	-	-	n.a.	414	447	-7.4%	-	-	n.a.	414	447	-7.4%
Income tax from non recurring tax credits	-	-	n.a.	(137)	(111)	23.7%	-	-	n.a.	(137)	(111)	23.7%
Net Income (Loss) - Controlling Shareholders - continuing operations ex tax credits	188	10	n.a.	449	(90)	n.a	215	41	421.9%	552	4	n.a
Net Margin - Controlling Shareholders ex tax credits	1.5%	0.1%	140 bps	1.3%	-0.3%	160 bps	1.8%	0.4%	140 bps	1.6%	0.0%	160 bps

 In the financial statements of GPA as of September 30, 2018, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required under IFRS 5 / CPC 31, approved by CVM Resolution 598/09 - Sale of non-current assets and discontinued operations.

5. Indebtedness

(R$ million)	09.30.2018	09.30.2017

Short Term Debt	(1,787)	(1,387)
Loans and Financing	(1,281)	(870)
Debentures and Promissory Notes	(507)	(517)
Long Term Debt	(4,809)	(3,321)
Loans and Financing	(720)	(789)
Debentures	(4,089)	(2,532)
Total Gross Debt	(6,596)	(4,708)
Cash and Financial investments	2,625	1,266
Net Debt	(3,971)	(3,442)
EBITDA(1)	2,836	2,030
Net Debt / EBITDA(1)	-1.40x	-1.70x

On balance Credit Card Receivables not discounted	711	806
Net Debt incl. Credit Card Receivables not discounted	(3,260)	(2,637)
Net Debt incl. Credit Card Receivables not discounted / EBITDA(1)	-1.15x	-1.30x

In the financial statements of GPA as of September 30, 2018, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required under IFRS 5 / CPC 31, approved by CVM Resolution 598/09 - Sale of non-current assets and discontinued operations. However, said technical standard does not require restatement of the balance sheet in such situations.

 (1) EBITDA in the last 12 months.

6. Cash Flow - Consolidated (including Via Varejo)

STATEMENT OF CASH FLOW

	Consolidated
(R$ million)	09.30.2018	09.30.2017

Net Income (Loss) for the period	889	425
Adjustment for reconciliation of net income
Deferred income tax	123	(56)
Loss (gain) on disposal of fixed and intangible assets	106	88
Depreciation and amortization	662	614
Interests and exchange variation	608	703
Adjustment to present value	1	-
Equity Income	31	36
Provision for contingencies	404	403
Provision for disposals and impairment of property and equipment	(2)	4
Share-Based Compensation	33	23
Allowance for doubtful accounts	464	521
Provision for obsolescence/breakage	(19)	(26)
Deferred revenue	(324)	(292)
Other Operating Expenses	(369)	(447)
	2,607	1,996
Asset (Increase) decreases
Accounts receivable	(765)	(2,287)
Inventories	(1,877)	(1,075)
Taxes recoverable	(935)	(93)
Dividends received	-	155
Other Assets	(42)	(49)
Related parties	188	131
Restricted deposits for legal proceeding	(11)	(286)
	(3,442)	(3,504)
Liability (Increase) decrease
Suppliers	(1,995)	(2,446)
Payroll and charges	(14)	68
Taxes and Social contributions payable	81	(229)
Other Accounts Payable	(108)	203
Contingencies	(756)	(252)
Deferred revenue	137	(7)
Taxes and Social contributions paid	(354)	(74)
	(3,009)	(2,737)

Net cash generated from (used) in operating activities	(3,844)	(4,245)

Acquisition of property and equipment	(1,213)	(988)
Increase Intangible assets	(339)	(221)
Sales of property and equipment	148	106
Net cash flow investment activities	(1,404)	(1,103)

Cash flow from financing activities
Increase of capital	1	7
Funding and refinancing	7,096	6,289
Payments of loans and financing	(5,972)	(8,277)
Dividend Payment	(174)	-
Acquisition of society	-	(8)
Net cash generated from (used) in financing activities	951	(1,989)

Increase (decrease) in cash and cash equivalents	(4,297)	(7,337)

Cash and cash equivalents at the beginning of the year	7,351	9,142
Cash and cash equivalents at the end of the year	3,054	1,805
Change in cash and cash equivalents	(4,297)	(7,337)

6.1. Simplified Cash Flow Statement – Consolidated (including Via Varejo)

	Consolidated

(R$ million)	9M18	9M17

Cash Balance at Beginning of Exercise	7,351	9,142

Cash Flow from Operating Activities	(3,844)	(4,245)
EBITDA	2,933	1,564
Cost of Sale of Receivables	(557)	(668)
Working Capital	(4,637)	(5,808)
Assets and Liabilities Variation	(1,583)	667
Cash Flow from Investment Activities	(1,404)	(1,103)
Net Investment	(1,404)	(1,103)

Change on net cash after investments	(5,248)	(5,348)

Cash Flow from Financing Activities	951	(1,989)
Dividends Payments and Others	(174)	-
Net Payments	1,125	(1,989)

Change on Net Cash	(4,297)	(7,337)

Cash Balance at End of Exercise	3,054	1,805

Cash includes "Assets held for sale and op. Discontinued"	429	539

Cash t as balance sheet (excluding Via Varejo)	2,625	1,266

In the financial statements of GPA as of September  30, 2018, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required under IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Sale of non-current assets and discontinued operations. Assets held for sale and the corresponding liabilities were reclassified only on the reporting date. Accordingly, movements in the above equity accounts include Via Varejo, however, the final cash position is reconciled so as to show only continuing operations.

7. Capital Expenditure

	Food Business
(R$ million)	3Q18	3Q17	Δ	9M18	9M17	Δ
New stores, land acquisition and conversions	136	219	-37.9%	381	374	1.9%
Store renovations and Maintenance	258	131	96.7%	437	309	41.8%
Infrastructure and Others	107	114	-6.3%	259	202	28.5%

Non-cash Effect
Financing Assets	(14)	(18)	n.a	70	117	-40.0%
Total	488	446	9.3%	1,147	1,001	14.6%

8. Breakdown of Sales by Business

	Breakdown of Gross Sales by Business
(R$ million)	3Q18%		3Q17%		Δ	9M18%		9M17%		Δ

Multivarejo	6,925	52.0%	6,705	56.9%	3.3%	20,756	54.1%	20,680	59.4%	0.4%
Pão de Açúcar	1,838	13.8%	1,810	15.4%	1.5%	5,477	14.3%	5,294	15.2%	3.5%
Extra (1)	4,084	30.7%	4,022	34.1%	1.5%	12,379	32.3%	12,755	36.6%	-2.9%
Convenience Stores (2)	321	2.4%	277	2.4%	15.8%	921	2.4%	867	2.5%	6.2%
Other Businesses (3)	682	5.1%	596	5.1%	14.5%	1,979	5.2%	1,765	5.1%	12.1%
Cash & Carry	6,382	48.0%	5,086	43.1%	25.5%	17,623	45.9%	14,164	40.6%	24.4%
Assaí	6,382	48.0%	5,086	43.1%	25.5%	17,623	45.9%	14,164	40.6%	24.4%
Food Business	13,307	100.0%	11,791	100.0%	12.8%	38,379	100.0%	34,844	100.0%	10.1%

	Breakdown of Net Sales by Business
(R$ million)	3Q18%		3Q17%		Δ	9M18%		9M17%		Δ

Multivarejo	6,393	52.2%	6,225	57.1%	2.7%	19,176	54.2%	19,129	59.5%	0.2%
Pão de Açúcar	1,687	13.8%	1,671	15.3%	1.0%	5,032	14.2%	4,871	15.2%	3.3%
Extra (1)	3,735	30.5%	3,710	34.0%	0.7%	11,341	32.1%	11,725	36.5%	-3.3%
Convenience Stores (2)	300	2.4%	259	2.4%	16.1%	861	2.4%	808	2.5%	6.5%
Other Businesses (3)	671	5.5%	585	5.4%	14.6%	1,942	5.5%	1,725	5.4%	12.6%
Cash & Carry	5,865	47.8%	4,684	42.9%	25.2%	16,201	45.8%	12,996	40.5%	24.7%
Assaí	5,865	47.8%	4,684	42.9%	25.2%	16,201	45.8%	12,996	40.5%	24.7%
Food Business	12,258	100.0%	10,909	100.0%	12.4%	35,377	100.0%	32,125	100.0%	10.1%

 (1) Includes sales by Extra Supermercado and Extra Hiper.

 (2) Includes sales by Minimercado Extra and Minuto Pão de Açúcar.

 (3) Includes sales by Gas stations, Drugstores, Delivery and rental revenue from commercial centers.

9. Breakdown of Sales (% of Net Sales)

SALES BREAKDOWN (% of Net Sales)

	Food Business
	3Q18	3Q17	9M18	9M17

Cash	48.5%	50.4%	48.9%	51.1%
Credit Card	40.4%	39.0%	40.2%	38.6%
Food Voucher	11.1%	10.6%	10.9%	10.3%

10. Store Portfolio Changes by Banner

	Food Business
	06/30/2018	Opened	Opened by conversion	Closed	Closed to conversion	09/30/2018

Pão de Açúcar	186	-	-	-	-	186
Extra Hiper	113	-	-	-	(1)	112
Extra Supermercado	183	-	-	(2)	(18)	163
Mercado Extra	4	-	6	-	-	10
Minimercado Extra	183	-	-	-	-	183
Minuto Pão de Açucar	82	-	-	-	-	82
Assaí	130	3	1	-	-	134
Other Business	193	-	-	-	-	193
Gas Station	70	-	-	-	-	70
Drugstores	123	-	-	-	-	123
Food Business	1,074	3	7	(2)	(19)	1,063

Sales Area ('000 m2)
Food Business	1,802					1,799

The 19 stores closed/transferred to conversion refer to:

• 6 Extra Super stores already converted to Mercado Extra in 3Q18;

• 12 Extra Super stores that are closed and will be reopened in 4Q18 under the Compre Bem banner;

• 1 Extra Hiper store that is closed and will be reopened in 4Q18 under the Compre Bem banner.

3Q18 Results Conference Call and Webcast

Friday, October 26, 2018
10:30 a.m. (Brasília) | 9:30 a.m. (New York) | 2:30 p.m. (London)

Conference call in Portuguese (original language)
+55 (11) 3193-1001 or (11) 2820-4001

Conference call in English (simultaneous translation)
+1 (646) 828-8246

Webcast: http://www.gpari.com.br
Replay
+55 (11) 3193-1012 or +55 (11) 2820-4012
Access code for audio in Portuguese: 8126053
Access code for audio in nglish: 7656783

http://www.gpari.com.br

Investor Relations Contacts

Daniela Sabbag

Isabela Cadenassi

GPA
Tel: 55 (11) 3886-0421

gpa.ri@gpabr.com
www.gpari.com.br

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 18 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform consisting of brick-and-mortar stores and e-commerce operations, divided into three business units: Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash-and-carry wholesale segment; GPA Malls, which is responsible for managing the Group's real estate assets, expansion projects and new store openings; and Via Varejo’s discontinued operations, with its bricks and mortar electronics and home appliances stores under the Casas Bahia and Pontofrio banners, and the e-commerce segment.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and hence are subject to change.

Glossary

Food Segment: Represents the combined results of Multivarejo and Assaí, excluding equity income (loss) from Cdiscount, which is not included in the operating segments reported by the Company. Includes retail and wholesale activities of products in general, including - but not limited to - food products, clothing, hygiene, medicines, fuels, furniture, consumer electronics and domestic utilities. Such activities are carried out in both physical and virtual establishments.

Discontinued Activities: Due to the ongoing divestment of the interest held by GPA in Via Varejo S.A., the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit or loss accounts were adjusted retrospectively, as required under IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Non-current assets held for sale and discontinued operations.

Growth and Changes: The growth and changes presented in this document refer to variations from the same period last year, except where stated otherwise.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure in its analyses as it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Earnings per share: Diluted earnings per share are calculated as follows:

●        Numerator: profit for the year adjusted by dilutive effects from stock options granted by subsidiaries.

Denominator: the number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at market, if applicable.

Equity instruments that will or may be settled with the Company and its subsidiaries’ shares are only included in the calculation when its settlement has a dilutive impact on earnings per share.

Compre Bem Project: A pilot project that involves the conversion of 20 stores in order to enter a market niche currently dominated by regional supermarkets. The store model will be better adapted to the needs of consumers in the regions where the stores are located. The service and assortment of the perishables category will be strengthened, while other categories will have a leaner assortment. Compre Bem will be managed independently from the Extra Super banner, focusing on simplifying operating costs, especially in logistics and IT.

Mercado Extra: Pilot project in 10 stores with the objective of revitalizing Extra Super through the enhancement of perishables and consumer services, focusing on class B and C. There will be no change in the operational model of the stores, which will continue under the Extra banner management.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

1.      Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) is engaged in the retail of food, clothing, home appliances, electronics and other products through its chain of hypermarkets, supermarkets, specialized stores and department stores especially under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, "Extra Hiper", “Extra Super”, “Minimercado Extra”, “Assai”, and the neighborhood shopping mall brand “Conviva”. The activities related to the segments of electronics and e-commerce are presented as discontinued operations (note 31) and represent the stores under the brands “Ponto Frio” and “Casas Bahia", as well as the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com” and “Barateiro.com”. The Group’s headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

The Company’s shares are listed on the São Paulo Stock Exchange (“B3”) Level 1 of Corporate Governance under the ticker symbol “PCAR4” and on the New York Stock Exchange (ADR level III), under the ticker symbol “CBD”.

The Company is indirectly controlled by Almacenes Éxito S.A., through Wilkes Participações S.A. (“Wilkes”), and its ultimate parent company is Casino Guichard Perrachon (“Casino”), French company listed on Paris Stock Exchange.

1.1.   Arbitration Península

On September 12, 2017, the Company received a notice from the Brazil-Canada Chamber of Commerce regarding a request for arbitration filed by Banco Ourinvest S.A., a financial institution, in its capacity as fund manager and acting in the exclusively interest of the quotaholders of Fundo de Investimento Imobiliário Península ("Península" and the "Proceeding").

The Proceeding aims to discuss the calculation of the rental fees and other operational matters related to the stores owned by Peninsula, which are under several lease agreements and contracts entered into between the Company and Peninsula during 2005 (the "Agreements"). The Agreements assure to CBD the rent of the stores for a period of twenty (20) years as from their respective execution, which may be extended for an additional 20-year term, at CBD’s exclusive criteria, and rules the calculation of the rental fees.

The Proceeding refers to certains terms and conditions of the Agreements and does not affect the continuity of the leasing of the stores, which are contractually assured. The Company and its legal advisors understand that the Proceeding will be decided favorably to CBD.

2.      Basis of preparation

The individual and consolidated interim financial information has been prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standard Board (“IASB”) and CPC 21 (R1) - Interim Financial Reporting and presented consistently with the standards approved and issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of interim financial information – ITR.

The individual and consolidated interim financial information is being presented in millions of Brazilian Reais.The reporting currency of the Company is Real and for subsidiaries located abroad is the local currency of each jurisdiction.

The accounting information intermediate and consolidated regarding for the nine-moth period ended September 30, 2018 were approved by the Board of Directors on October 25, 2018.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

2.  Basis of preparation - Continued

As a result of the process in progress for the sale of the subsidiary Via Varejo S.A. (note 32 on the financial statements for year ended December 31, 2017, presented in February 19, 2018) and in accordance to the CPC 31 / IFRS 5 – Non current assets held for sale and discontinued operation, the individual and consolidated interim financial information of the statement of the operations and the statement of the added value for the nine-moth period September 30, 2018  and September 30, 2017 were presented with the effects of the transaction.

The cash flow statements presented include the continuing and discontinued operations in line with technical pronouncement CPC31 / IFRS 5. The cash for flow discontinued operations are presented in Note 31.1.

3.   Basis of consolidation

The information on the basis of consolidation did not have significant modification and was presented in the annual financial statements for 2017, in Note 3. In the period, a new company was established named SCB Distribuição e Comércio (SCB) controlled by CBD.

4.   Significant accounting policies

The significant accounting policies adopted by the Company in the preparation of the individual and consolidated interim financial information are consistent with those adopted and disclosed on Note 4 of the financial statements for the year ended December 31, 2017 and therefore should be read in conjunction with those annual financial statements, in note 5.1. and the policy of recognition and measurement of income tax in the interim period described in Note 19.1.

5.  Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force

5.1.   Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018

The changes in accounting policies were also reflected in the Company's consolidated quarterly information for the nine-moth period ended September 30, 2017.

The Company adopted for the first time CPC 47 / IFRS 15 Revenue from Contracts with Customers (see 5.1.1), CPC 48 /IFRS 9 Financial Instruments (see 5.1.2) as of January 1, 2018 and the Revision of Technical Pronouncements – No. 12/2017 as of January 1, 2018. A series of other new standards are effective as of January 1, 2018, although they have no material impact on the Company’s financial statements.

The effect of the first-time adoption of these standards is mainly due to the following:

•   Reclassification of bonuses received from suppliers;

•   Reclassification of financial assets, with impacts on shareholders’ equity (see note 5.1.2);

•   Reclassification of the impacts of withheld taxes on share-based compensation (see Note 5.1.3);

•   An increase in impairment losses recognized in financial assets (see Note 5.1.2).

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.  Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 - Continued

5.1.1 . CPC 47 / IFRS 15 Revenue from contracts with customers

CPC 47 / IFRS 15 establishes a comprehensive framework to determine if, when and for how long revenue is recognized. It substitutes CPC 30 / IAS 18 Revenue, CPC 17 / IAS 11 Construction Contracts and their respective interpretations.

The Company adopted CPC 47 / IFRS 15, with the effect of first-time adoption of the standard with retrospective effects (i.e. January 1, 2017). Consequently, we restated the Statement of income, statement of added value, statement of changes in shareholders equity and balance sheet, for the period reported previously in accordance with CPC 30 / IAS 18, CPC 17 / IAS 11 and the respective interpretations.

The effect of the adoption of CPC 47 / IFRS 15 is related to the classification of bonuses received from suppliers as deductions from the cost of sales instead of from administrative and selling expenses.

The details of the new significant accounting policies and the nature of the changes to previous accounting policies in relation to the diverse goods and services of the Company are described below:

 (i)       Revenue

a)        Sales of goods

Revenue from sale of goods is recognized at its fair value and, when control over the products is transferred to the buyer, the Company and its subsidiaries cease to hold control or liability over the goods sold and the economic benefits generated for the Company and its subsidiaries are probable. No revenue is recognized if its realization is uncertain.

b)       Service revenue

Since the Company and its subsidiaries are holders of policies on extended warranty insurance, financial protection insurance and personal accident insurance, and are sales agents in technical assistance and prepaid phone recharge, revenues earned are presented net of related costs and recognized as profit or loss when it is probable that the economic benefits will flow to the Company and its subsidiaries and their amounts can be measured reliably.

c)    Financial services revenue

Since consumer financing is an essential part of the business of the Company and its subsidiaries, for all financial instruments measured at amortized cost, financial revenue is recognized using the effective interest rate method, which discounts exactly the estimated future cash receipts through the expected life of the financial instrument, or in a shorter period of time, when applicable, from the carrying amount of the asset. Interest income is included under financial services, comprising gross profit in the income statement for the year. This practice is substantially related to discontinued activities.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 - Continued

5.1.1             CPC 47 / IFRS 15 Revenue from contracts with customers - Continued

d)       Interest income

For all the financial assets measured at their amortized cost, interest income is recorded using the effective interest rate method, which is the discount rate of the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, as applicable, from the carrying amount of the financial asset or liability. Interest income is included in the financial result in the income statement for the year.

e)        Returns and cancellations

Returns and cancellations are recognized when the sale is concluded. Estimates are based on sales volumes and the history of returns in each reporting segment. Revenue is recognized net of returns and cancellations.

(ii)       Cost of goods sold

The cost of goods sold comprises the cost of purchases net of discounts and bonuses received from suppliers, changes in inventories and logistics costs.

Bonuses received from suppliers are measured based on the contracts and agreements between the parties.

Cost of sales includes the cost of logistics operations managed or outsourced by the Company and its subsidiaries, and includes warehousing, handling and freight costs incurred until the goods are available for sale. Transport costs are included in acquisition costs.

5.1.2         CPC 48 / IFRS 9 Financial Instruments

CPC 48 / IFRS 9 establishes the requirements for recognition and measurement of financial assets, financial liabilities and some contracts for purchase and sale of non-financial items.   This standard replaces CPC 38 / IAS 39 – Financial Instruments: Recognition and Measurement.

CPC 48 / IFRS 9 retains most of the current requirements of CPC 38 / IAS 39 for the classification and measurement of financial liabilities. However, it eliminates previous categories of CPC 38 / IAS 39 for financial assets: held-to-maturity, loans and receivables and available-for-sale.

The adoption of CPC 48 / IFRS 9 did not have a significant impact on the Company’s accounting policies related to financial liabilities and derivative instruments (for derivatives used as hedging instruments, see item (iii) below). The impact of CPC 48 / IFRS 9 on the Classification and Measurement of Financial assets is described below.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 – Continued

5.1.2         CPC 48 / IFRS 9 Financial Instruments - Continued

In accordance with CPC 48 / IFRS 9, upon initial recognition, a financial asset is classified as measured: at its amortized cost, at fair value through other comprehensive income (“FVOCI”) – debt instrument; FVOCI – equity instrument; or fair value through profit or loss (“FVPL”). The classification of financial assets according to CPC 48 / IFRS 9 is generally based on the business model in which a financial asset is managed and on the characteristics of its contractual cash flows. Embedded derivatives in which the main contracts is a financial asset under the scope of the standard are never separated.  Instead, the hybrid financial instrument is fully evaluated for classification.

Details of the new significant accounting policies and the nature of changes to previous accounting policies in relation to the Company’s goods and services is described below:

i)       Classification and measurement of Financial Assets and Liabilities

A financial asset is measured at its amortized cost if it meets both of the following conditions and is not designated as measured at FVPL:

•  It is held within a business model whose goal is to maintain financial assets to receive contractual cash flows; and

•  Its contractual terms generate, on specific dates, cash flows that are related to the payment of principal and interest on the outstanding principal amount.

A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as measured at FVPL:

•  It is held within a business model whose goal is achieved both through the receipt of contractual cash flows and through the sale of financial assets; and

•  Its contractual terms generate, on specific dates, cash flows that are exclusively related to the payment of principal and interest on the outstanding principal amount.

Upon initial recognition of an investment in an equity instrument that is not held for trading, the Company may irrevocably choose to present subsequent changes in the fair value of the investment under other comprehensive income (“OCI”). This choice is made on an investment-by-investment basis.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 – Continued

5.1.2. CPC 48 / IFRS 9 Financial Instruments - Continued

Any financial asset not classified as measured at their amortized cost or through FVOCI, as described above, are classified as FVPL. This includes all derivative financial assets. Upon initial recognition, the Company may irrevocably designate a financial asset that would otherwise meet the requirements to be measured at amortized cost or as FVOCI as FVPL if this eliminates or significantly reduces an accounting mismatch that would occur otherwise (fair value option available in CPC 48 / IFRS 9).

A financial asset (unless it refers to trade accounts receivable without a significant component of financing that is initially measured at the transaction price) is initially measured at fair value, plus, for an item that is not measured at FVPL, any transaction costs directly attributable to its acquisition.

Financial assets measures at FVPL – These assets are subsequently measured at fair value. The net result, including interest or revenue from dividends, is recognized in the result.

Financial assets at amortized cost – These assets are measured subsequent to amortized cost using the effective interest rate method. The amortized cost is reduced by impairment losses. Interest income, exchange gains and losses, and losses are recognized as profit or loss. Any gain or loss from derecognition is recognized as profit or loss.

Debt instruments at FVOCI – These assets are measured subsequently at fair value. Interest income calculated using the effective interest rate method, exchange gains and losses, and impairment losses are recognized as profit or loss. Other net income is recognized under OCI. In derecognition, the accumulated result under OCI is reclassified to result. On December 31, 2017, the amount under continuing operations was R$11 at the parent company and R$12 at the consolidated, and the amount under discontinued operation was R$64.

ii)             Impairment of financial assets

CPC 48 / IFRS 9 replaces the “incurred loss” model of CPC 38 / IAS 39 with an expected credit losses model. The new impairment loss model applies to financial assets measured at amortized cost, contractual assets and debt instruments measured at FVOCI, but does not apply to investments in equity instruments (shares) or financial assets measured at FVPL, as per CPC 48 / IFRS 9, loan losses are recognized earlier than under CPC 38 / IAS 39.

According to CPC 48 / IFRS 9, provisions for losses are measured at one of the following bases:

•         Credit losses expected for 12 months (general model): these are credit losses that result in possible default events within 12 months from the balance sheet date and, subsequently, in case of deterioration of the credit risk, throughout the life of the instrument.

•         Full lifetime expected credit losses (simplified model): these are credit losses resulting from all possible default events over the expected life of a financial instrument.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 – Continued

5.1.2. CPC 48 / IFRS 9 Financial Instruments - Continued

ii)   Impairment of financial assets - Continued

•       Practical expedient: these are expected credit losses that are consistent with reasonable and sustainable information available, on the balance sheet date about past events, current conditions and forecasts of future economic conditions, which enable the verification of probable future loss based on the historical credit loss occurred in accordance with the maturity of securities.

The Company chose to measure provisions for losses from accounts receivable and other receivables and contractual assets at an amount that equals the credit loss expected for the full lifetime, and for trade accounts receivable, whose portfolio of receivables is fragmented, CDCI, rents receivable, wholesale accounts receivable and accounts receivable from freight companies, the practical expedient was applied through the adoption of a matrix of losses for each maturity range.

When determining whether the credit risk of a financial asset increased significantly since its initial recognition and while estimating the expected credit losses, the Company takes into account reasonable and sustainable information that is relevant and available free of cost or excessive effort. This includes quantitative and qualitative information and analysis, based on the Company’s historical experience, during credit appraisal and considering information about projections.

The Company assumes that the credit risk of a financial asset increased significantly if the asset is overdue more than 90 days.

The Company considers a financial asset as in default when:

•         there is little likelihood that the debtor will fully pay their obligations to the Company, without resorting to actions such as execution of guarantees (if any); or

•         the financial asset is overdue more than 90 days.

The Company determined the credit risk of a debt security by analyzing the payment history, financial and macroeconomic conditions of the counterparty and the assessment of rating agencies, when applicable, thereby assessing each debt security individually.

The maximum period considered when estimating the expected credit loss is the maximum contractual period during which the company is exposed to the credit risk.

Measurement of expected credit losses – Expected credit losses are estimates weighted by the probability of credit losses based on historical losses and projections of related assumptions. Credit losses are measured at present value based on all cash insufficiencies (i.e. the differences between the cash flows owed to the Company according to contracts and the cash flows the Company expects to receive).

Expected credit losses are discounted by the effective interest rate of the financial asset.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 – Continued

5.1.2. CPC 48 / IFRS 9 Financial Instruments - Continued

ii)   Impairment of financial assets - Continued

Financial assets with credit recovery problems – On each reporting date, the Company evaluates whether the financial assets recorded at amortized cost and the debt securities measured at FVOCI show any indication of impairment. A financial asset shows “indication of impairment loss” in the occurrence of one or more events with adverse impact on the estimated future cash flows of the financial asset.

Presentation of impairment loss – Provision for losses for financial assets measured at amortized cost are deducted from the gross book value of the assets.

For financial instruments measured at FVOCI, the provision for losses is recognized in OCI, instead of deducting the book value of the asset.

Impairment losses related to trade accounts receivable and other receivables, including contractual assets, are presented separately in the statement of income and OCI. As a result, the Company reclassified impairment losses of R$2 to selling expenses September 30, 2017, recognized under CPC 38/IAS 39.

Impairment of other financial assets is reported under “selling expenses”, similarly to the presentation under CPC 38 / IAS 39.

Impact of the new impairment loss model – For assets within the scope of the loss model of CPC 48 / IFRS 9, impairment should increase and become more volatile. The Company determined that the application of the requirements for impairment under CPC 48 / IFRS 9 on January 1, 2018 resulted in an additional provision of R$6 in continuing operations.

The additional Provision of R$175 in discontinued operations is composed as follows:

Discontinued operations 12.31.2017
Accounts receivable from credit card operators	24
Consumer financing CDCI	131
Accounts receivable from freight companies	9
Accounts receivable b2b	11
Total	175

Accounts receivable and contractual assets – The following analysis provides greater details on the calculation of expected credit losses related to accounts receivable and contractual assets when adopting CPC 48 / IFRS 9. The Company considers the model and some of the assumptions used in the calculation of these expected credit losses as the main sources of uncertainty in the estimate.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 – Continued

5.1.2. CPC 48 / IFRS 9 Financial Instruments - Continued

ii)   Impairment of financial assets – Continued

Expected credit losses were calculated based on real experiences of credit loss in recent years.  The Company calculated the rates of expected credit loss separately for lessees of wholesale properties, accounts receivable from credit card operators and other clients.

The positions within each group were segmented based on common credit risk characteristics, such as:

•         Credit risk level and historical losses – for wholesale clients and property rental; and

•         Delinquency status, default risk and historical losses – for credit card operators and other clients.

Transition – Changes in accounting policies resulting from the adoption of CPC 48 / IFRS 9 were applied retrospectively, except as described below.

•         The following assessments were made based on facts and circumstances that existed on the date of initial adoption.

o    Determination of the business model in which a financial asset is held.

o    Designation and cancellation of prior designations of certain financial assets and liabilities measured at FVPL.

o    Determinations of variables related to estimates of impairment.

o    Designation of certain investments in equity instruments not held for trading at FVOCI.

o    All hedge relationships designated in CPC 38 / IAS 39 on December 31, 2017 met the criteria for hedge accounting pursuant to CPC 48 / IFRS 9 on January 1, 2018 and are, therefore, considered as continuing hedge relationships.

5.1.3 Revision of Technical Pronouncements – no.12/2017

The entity must apply the change set forth in IFRS 2 / CPC 10 – “Share-based payment” to account for the withholding of share funds to pay the tax authority for the tax obligation of the employee associated with the share-based payment. Consequently, the payment made must be accounted for as a deduction from capital for the retained shares, except to the extent that the payment exceeds the fair value on the date of settlement by the net value of the own equity instruments withheld. As such, the liability related to the withheld liabilities in the amount of R$10 at the parent company and R$13 in the consolidated of continuing operations, and R$8 in discontinued operations was reclassified to shareholders equity on the initial date of adoption, i.e. January 1, 2018.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 – Continued

5.1.4.Presentation of the retrospective effects of the application of pronouncements

The effect of retrospective adoption of CPC 47 / IFRS 15 Revenue from Contracts with Customers, CPC 48 /IFRS 9 Financial Instruments as of January 1, 2017, with impacts on the statement of income for the nine-moth period ended September 30, 2017, balance sheets on December 31, 2017, statements of cash flows on September 30, 2017, and statements of value added on September 30, 2017 are as follows:

Balance Sheet	Parent Company
	12.31.2017
	Originally reported	Effects IFRS9	Equity effects (*)	Restated

Trade receivables	440	(12)	-	428
Other receivables	256	(3)	-	253
Assets held for sale	2,090	(77)	(4)	2,009
Total current assets	9,175	(92)	(4)	9,079

Deferred income tax and social contribution	108	4	-	112
Investments	3,368	(2)	(21)	3,345
Total noncurrent assets	13,803	2	(21)	13,784
Total assets	22,978	(90)	(25)	22,863

Provision for losses on investiment in associates	165	-	30	195
Total noncurrent liabilities	4,483	-	30	4,513

Shareholders’ equity	10,333	(90)	(55)	10,188
Total shareholders’ equity	10,333	(90)	(55)	10,188
Total liabilities and shareholders’ equity	22,978	(90)	(25)	22,863

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 – Continued

5.1.4.Presentation of the retrospective effects of the application of pronouncements – Continued

Statement of Operations	Parent Company
	09.30.2017
	Originally reported	Effects IFRS15	Effects IFRS9	Equity effects (*)	Restated

Cost of Sales	(13,375)	189	-	-	(13,186)
Gross Profit	5,595	189	-	-	5,784
Operating income (expenses)
Selling Expenses	(3,752)	(147)	(2)	-	(3,901)
General and Administrative Expenses	(532)	(42)	-	-	(574)
Share of Profit of Subsidiaries and Associates	374	-	(3)	(20)	351
Income (loss) Before Income Tax and Social Contribution	377	-	(5)	(20)	352
Income Tax and Social Contribution	(19)	-	-	-	(19)
Net Income (loss) from Continued Operations	358	-	(5)	(20)	333
Net Income (loss) from Discontinued Operations	(37)	-	-	-	(37)
Net Income (loss) for the Period	321	-	(5)	(20)	296
Attributed to:
Net Income (loss) from Continued Operations	358	-	(5)	(20)	333
Net Income (loss) from Discontinued Operations	(37)	-	-	-	(37)
Total of controlling shareholders	321	-	(5)	(20)	296

Balance Sheet	Consolidated
	12.31.2017
	Originally reported	Effects IFRS9	Equity effects (*)	Restated
Trade receivables	632	(14)	-	618
Other receivables	271	(4)	-	267
Assets held for sale	22,961	(178)	(8)	22,775
Total current assets	33,220	(196)	(8)	33,016

Deferred income tax and social contribution	121	4	-	125
Investments	177	-	(21)	156
Total noncurrent assets	14,708	4	(21)	14,691
Total assets	47,928	(192)	(29)	47,707

Provision for losses on investiment in associates	165	-	30	195
Total noncurrent liabilities	5,644	-	30	5,674

Shareholders’ equity	10,333	(90)	(55)	10,188
Non-controlling interest	2,959	(101)	(5)	2,853
Total shareholders’ equity	13,292	(191)	(60)	13,041
Total liabilities and shareholders’ equity	47,928	(191)	(30)	47,707

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 – Continued

5.1.4.Presentation of the retrospective effects of the application of pronouncements – Continued

Statements of Operations	Consolidated
	09.30.2017
	Originally reported	Effects IFRS15	Effects IFRS9	Equity effects (*)	Restated

Cost of Sales	(24,525)	196	-	-	(24,329)
Gross Profit	7,600	196	-	-	7,796
Operating income (expenses)
Selling Expenses	(4,923)	(154)	(2)	-	(5,079)
General and Administrative Expenses	(694)	(42)	-	-	(736)
Share of Profit of Subsidiaries and Associates	(34)	-	-	(18)	(52)
Income (loss) Before Income Tax and Social Contribution	447	-	(2)	(18)	427
Income Tax and Social Contribution	(180)	-	-	-	(180)
Net Income (loss) from Continued Operations	267	-	(2)	(18)	247
Net Income (loss) from Discontinued Operations	188	-	(6)	(4)	178
Net Income (loss) for the Period	455	-	(8)	(22)	425
Attributed to:
Net Income (loss) from Continued Operations	267	-	(3)	(18)	246
Net Income (loss) from Discontinued Operations	54	-	(2)	(2)	50
Total of controlling shareholders	321	-	(5)	(20)	296

Non-controlling shareholders from discontinued operations	134	-	(3)	(2)	129
Total of non-controlling shareholders	134	-	(3)	(2)	129

Statement of Cash Flows
	Parent Company
	09.30.2017
	Originally reported	Effects IFRS9	Equity effects (*)	Restated
Net Cash Operating Activities	(1,502)	1	(1)	(1,502)
Cash Provided by the Operations	516	1	(1)	516
Net Income (Loss) for the Period	321	(4)	(21)	296
Deferred Income Tax	4	-	-	4
Share of Profit of Subsidiaries and Associates	(374)	3	20	(351)
Impairment	-	4	-	4
Estimated loss on doubtful accounts	4	(2)	-	2

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 – Continued

5.1.4.Presentation of the retrospective effects of the application of pronouncements – Continued

Statement of Cash Flows
	Consolidated
	09.30.2017
	Originally reported	Effects IFRS9	Equity effects (*)	Restated
Net Cash Operating Activities	(4,245)	-	-	(4,245)
Cash Provided by the Operations	1,996	-	-	1,996
Net Income (Loss) for the Period	455	(8)	(22)	425
Deferred Income Tax	(70)	14	-	(56)
Share of Profit of Subsidiaries and Associates	14	-	22	36
Impairment	-	4	-	4
Estimated loss on doubtful accounts	531	(10)	-	521

Statement of Value Added
	Parent Company
	09.30.2017
	Originally reported	Effects IFRS15	Effects IFRS9	Equity effects (*)	Restated

Products Acquired from Third Parties
Costs of Products, Goods and Services Sold	(13,912)	189	-	-	(13,723)
Materials, Energy, Outsourced Services and Other	(2,233)	(189)	(2)	-	(2,424)
	(16,145)	-	(2)	-	(16,147)

Gross Value Added	4,656	-	(2)	-	4,654

Net Value Added Produced	4,174	-	(2)	-	4,172

Share of Profit of Subsidiaries and Associates	374	-	-	(23)	351
	453	-	-	(23)	430

Total Value Added to Distribute	4,627	-	(2)	(23)	4,602

Value Distributed to Shareholders	321	-	(2)	(23)	296
Total Value Added Distributed	4,627	-	(2)	(23)	4,602

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.               Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 – Continued

5.1.4.              Presentation of the retrospective effects of the application of pronouncements – Continued

Statement of Value Added
	Consolidated
	09.30.2017
	Originally reported	Effects IFRS15	Effects IFRS9	Equity effects (*)	Restated

Cost of Sales	(25,868)	196	-	-	(25,672)
Materials, Energy, Outsourced Services and Other	(2,786)	(196)	(2)	-	(2,984)
	(28,654)	-	(2)	-	(28,656)

Gross Value Added	6,481	-	(2)	-	6,479

Net Value Added Produced	5,867	-	(2)	-	5,865

Value Added Received in Transfer
Share of Profit of Associates	(34)	-	-	(18)	(52)
Net Income from Discontinued Operations	188	-	(10)	-	178
	296	-	(10)	(18)	268

Total Value Added to Distribute	6,163	-	(12)	(18)	6,133

Value Distributed to Shareholders	455	-	(10)	(20)	425
Retained Earnings/ Accumulated Losses for the Period	321	-	(5)	(20)	296
Noncontrolling Interest in Retained Earnings	134	-	(5)	-	129
Distribution of Value Added	6,163	-	(12)	(18)	6,133

(*) Effects of the application of IFRS 9 and IFRS 15 in associates.

5.2  New and revised standards and interpretations already issued and not yet adopted

The Company is assessing the impacts of adopting “IFRS 16 – Lease,” and significant impacts are expected, which are currently being measured and are expected to be concluded by the end of 2018.

There are no other standards and interpretations issued and not yet adopted that could, in the Management's opinion, have a significant impact on the results for the year or in the shareholders' equity reported by the Company in its separate and consolidated financial statements.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

6.      Significant accounting judgments, estimates and assumptions

Judgments, estimates and assumptions

The preparation of the Company’s individual and consolidated interim financial information requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period; however, uncertainties about these assumptions and estimates may result in outcomes that require adjustments to the carrying amount of the affected asset or liability in future periods.

The significant assumptions and estimates for interim financial information for the nine-moth period ended September 30, 2018 were the same as those adopted in the individual and consolidated financial statements for the year ended December 31, 2017, except for the application of CPC 48 / IFRS 9 described in Note 5.1.

7.      Cash and cash equivalents

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2017, in note 7.

		Parent Company		Consolidated
	Rate	09.30.2018	12.31.2017	09.30.2018	12.31.2017

Cash and banks - Brazil		158	251	266	396
Cash and banks - Abroad	(*)	82	68	82	68
Short-term investments - Brazil	(**)	1,761	2,549	2,277	3,328
		2,001	2,868	2,625	3,792

(*) Refers to amounts deposited in the United States of America in US Dollars.

(**) Short-term investments as September 30, 2018 refer substantially to highly liquid investments accruing  interest corresponding to a weighted average rate of 94.54% (98.07% on December 31, 2017) of the Interbank deposit Certificate ("CDI") and redeemable in terms of less than 90 days as of investment date.

8.      Trade receivables

The detailed information on trade receivables was presented in the annual financial statements for 2017, in note 8.

	Parent Company		Consolidated
	09.30.2018	12.31.2017	09.30.2018	12.31.2017
		Restated		Restated
Credit card companies	335	134	416	234
Credit card companies - related parties (note 12.2)	284	162	298	170
Sales vouchers	84	84	198	147
Private label credit card	25	74	26	74
Receivables from related parties (note 12.2)	26	11	8	-
Receivables from suppliers	49	46	64	79
Allowance for doubtful accounts (note 8.1)	-	(3)	(4)	(6)
	803	508	1.006	698

Current	750	428	953	618
Noncurrent	53	80	53	80

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

8.       Trade receivables - Continued

8.1.      Allowance for doubtful accounts

	Parent Company		Consolidated
	09.30.2018	09.30.2017	09.30.2018	09.30.2017
		Restated		Restated
At the beginning of the period	(2)	(1)	(4)	(3)
Adjustment related to IFRS 9	(1)	(1)	(2)	(2)
Restated opening balance	(3)	(2)	(6)	(5)
Loss/reversal in the period	-	(4)	(461)	(522)
Write-off of receivables	3	4	555	481
Assets held for sale and discontinued operations (note 31)	-	-	(92)	41
At the end of the period	-	(2)	(4)	(5)

Below is the aging list of consolidated gross receivables, by maturity period:

			Overdue receivables - Consolidated
	Total	Not overdue	<30 days	30-60 days	61-90 days	>90 days

09.30.2018	1,010	966	27	6	2	9
12.31.2017- Restated	704	673	15	5	2	9

9.      Other receivables

The detailed information on other receivables was presented in the annual financial statements for 2017, in note 9.

	Parent Company		Consolidated
	09.30.2018	12.31.2017	09.30.2018	12.31.2017
		Restated		Restated
Receivable from Paes Mendonça (note 9.1)	337	337	532	532
Accounts receivable from insurers	205	208	205	208
Receivable from sale of subsidiaries	86	81	86	81
Rental receivable	34	47	37	48
Other	54	37	63	52
Allowance for doubtful other receivables	(13)	(10)	(15)	(12)
	703	700	908	909

Current	238	253	247	267
Noncurrent	465	447	661	642

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

9.        Other receivables - Continued

	Parent Company		Consolidated
	09.30.2018	09.30.2017	09.30.2018	09.30.2017

At the beginning of the period	(10)	(6)	(12)	(7)
Allowance for doubtful other receivables	(3)	-	(4)	(2)
Write-off of receivables	-	-	13	-
Assets held for sale and discontinued operations (note 31)	-	-	(12)	4
At the end of the period	(13)	(6)	(15)	(5)

9.1.   Accounts receivable – Paes Mendonça.

Accounts receivable from Paes Mendonça are relate to amounts deriving from the payment of third-party liabilities by the subsidiaries, Novasoc and Sendas. Pursuant to contractual provisions, these accounts receivable are of commercial rights the stores lease and operated by the Company and Sendas. The maturity of the accounts receivable is linked to the lease whose the renewal for a period of 30 years was signed on September 29, 2018, approval at the meeting of Paes Mendonça on October 9, 2018. The current account with Paes Mendonça will be discounted from the premium aumont that the company has agreed to pay for this 30 day renewal.

10.    Inventories

The detailed information on inventories was presented in the annual financial statements for 2017, in note 10.

	Parent Company		Consolidated
	09.30.2018	12.31.2017	09.30.2018	12.31.2017

Stores	2,048	2,013	3,852	3,564
Distribution centers	1,268	1,065	1,734	1,307
Real estate inventories	-	-	9	24
Allowance for losses on inventory obsolescence and damages (note 10.1)	(38)	(36)	(55)	(73)
	3,278	3,042	5,540	4,822

10.1.Allowance for losses on inventory obsolescence and damages

	Parent Company		Consolidated
	09.30.2018	09.30.2017	09.30.2018	09.30.2017
At the beginning of the period	(36)	(41)	(73)	(75)
Additions	(5)	(9)	(67)	(77)
Write-offs	3	13	86	103
Assets held for sale and discontinued operations (note 31)	-	-	(1)	(4)
At the end of the period	(38)	(37)	(55)	(53)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

11.    Recoverable taxes

The detailed information on recoverable taxes was presented in the annual financial statements for 2017, in note 11.

	Parent Company		Consolidated
	09.30.2018	12.31.2017	09.30.2018	12.31.2017

State value-added tax on sales and services – ICMS	1,306	1,187	2,093	1,886
Provision for non-realization to ICMS	-	-	(20)	(369)
Social Integration Program/Contribution for Social Security Financing-PIS/COFINS	336	286	567	424
Social Security Contribution - INSS	292	281	321	312
Income tax and Social Contribution	39	62	51	71
Other	3	9	13	19
Total	1,976	1,825	3,025	2,343

Current	230	360	363	596
Noncurrent	1,746	1,465	2,662	1,747

11.1. ICMS is expected to be realized as follows (net of provision for not realizing in consolidated):

	Parent Company	Consolidated

In one year	165	260
From 1 to 2 years	155	257
From 2 to 3 years	139	246
From 3 to 4 years	135	247
From 4 to 5 years	126	244
More than 5 years	586	819
	1,306	2,073

For the ICMS tax credits, management, based on technical feasibility studies, based on growth projections and related tax payments in the normal course of the operations, understand be viable the future compensation. The studies mentioned are prepared and reviewed periodically based on information extracted from Strategic Planning report, previously approved by the Board of Directors of the Company. For the financial information as of September 30, 2018, management has monitoring controls over the progress of the plan annually established, revaluating and including eventual new elements that contribute to the realization of ICMS tax credits, net of provision of R$20, as shown above. On the occasion of a new ordinance (CAT 42, issued in May 2018) in the state of São Paulo, there were new prospects for the realization of ICMS in the State, which resulted in the reversal of the provision for non-realization of R$369.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties

12.1.Management and Advisory Committees compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the related support committees) for the nine-moths period ended September 30, 2018 and 2017, were as follows:

In thousands of Brazilian reais

	Base salary		Variable compensation		Stock option plan		Total
	2018	2017	2018	2017	2018	2017	2018	2017

Board of directors (*)	7,576	4,377	-	-	-	-	7,576	4,377
Executive officers	14,759	19,182	26,063	19,363	9,412	21,203	50,234	59,748
Fiscal Council	228	285	-	-	-	-	228	285
	22,563	23,844	26,063	19,363	9,412	21,203	58,038	64,410

(*) The compensation of the Board of Directors’ advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.Balances and transactions with related parties.

The detailed information on related parties was presented in the annual financial statements for 2017, in note 12.

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

Controlling shareholders:
Casino	8	-	-	-	2	1	14	4	(46)	(35)
Euris	-	-	-	-	-	-	1	-	(2)	(3)
Exito	-	-	-	-	-	-	-	-	(1)	-
Helicco	-	-	-	-	-	-	-	-	(4)	-
Subsidiaries:
Novasoc Comercial	-	-	43	45	-	-	2	5	2	-
Sendas Distribuidora	14	4	74	83	6	7	-	-	65	-
SCB Distribuição e Comércio	-	-	4	-	-	-	-	-	-	-
Via Varejo	4	7	20	4	5	4	216	202	(32)	(50)
VVLOG Logística Ltda.	-	-	-	-	-	-	-	1	-	-
Cnova Brasil	-	-	19	19	-	-	-	-	-	36
GPA M&P	-	-	4	6	-	-	13	-	(1)	-
GPA Logística	-	-	58	30	5	17	46	26	-	-
Associates
FIC	284	162	26	18	15	21	-	-	80	55
Other related parties
Greenyellow do Brasil Energia e Serviços Ltda (“Greenyellow”) (i)	-	-	-	-	-	-	144	149	(31)	(38)
Others	-	-	1	1	-	-	-	-	-	-

Total	310	173	249	206	33	50	436	387	30	(35)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

(i) Amount refers to acquisition of products and services with purpose the Company’s energy efficience.

12.    Related parties – Continued

12.2.Balances and transactions with related parties – Continued

	Consolidated
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

Controlling shareholder:
Casino	8	-	-	-	2	1	14	4	(46)	(35)
Euris	-	-	-	-	-	-	1	-	(2)	(3)
Exito	-	-	-	-	-	-	-	-	(1)	-
Helicco	-	-	-	-	-	-	-	-	(4)	-
Associates:
FIC	298	170	32	24	21	22	-	-	115	55
Other related parties:
Greenyellow do Brasil Energia e Serviços Ltda (Greenyellow)	-	-	-	-	-	-	144	149	(31)	(38)
Others	-	-	1	1	-	-	-	-	-	-

Total	306	170	33	25	23	23	159	153	31	(21)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

13.    Investments in subsidiaries and associates

The detailed information on investments was presented in the annual financial statements for 2017, in note 13.

13.1.Breakdown of investments

		Parent Company
	Sendas	Novasoc	Via Varejo	Bellamar	SCB	Others	Total (*)

Balances at 12.31.2017	3,122	5	-	176	-	(100)	3,203
Adjustment related to IFRS 9	(3)	-	-	(21)	-	(29)	(53)
Balances at 12.31.2017 - restated	3,119	5	-	155	-	(129)	3,150
Share of profit of subsidiaries and associates	705	(3)	85	51	(19)	(118)	701
Stock options	6	-	4	-	-	1	11
Capital increase	-	-	-	-	22	-	22
Capital increase with property and equipment	98	-	-	-	83	-	181
Share of other comprehensive income	-	-	(18)	-	-	(43)	(61)
Other movements	-	-	(1)	-	-	-	(1)
Assets held for sale and discontinued operations (note 31)	-	-	(70)	-	-	-	(70)
Balances at 09.30.2018	3,928	2	-	206	86	(289)	3,933

(*) Includes the effects of on the provision for losses on investments in associates in Luxco of R$342 on September 30, 2018 (R$195 on December 31, 2017).

	Parent Company
	Sendas	Novasoc	Via Varejo	Bellamar	Others	Total (*)

	Restated
Balances at 12.31.2016	2,330	168	-	443	73	3,014
Adjustment related to IFRS 9	(2)	-	-	(5)	(14)	(21)
Balances at 01.01.2017 - restated	2,328	168	-	438	59	2,993
Share of profit of subsidiaries and associates	294	8	99	41	(91)	351
Dividends to receive	-	-	-	-	(40)	(40)
Stock options	2	-	2	-	-	4
Capital increase	53	-	-	-	-	53
Capital increase with property and equipment	211	-	-	-	-	211
Share of other comprehensive income	-	-	(8)	-	(12)	(20)
Assets held for sale and discontinued operations (note 31)	-	-	(93)	-	-	(93)
Balances at 09.30.2017	2,888	176	-	479	(84)	3,459

(*) Includes the effects of provision for losses on investments in associates in Luxco of R$143.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

13.    Investments in subsidiaries and associates - Continued

13.1.Breakdown of investments - Continued

	Consolidated
	09.30.2018	09.30.2017
		Restated

Balances in the beginning of the period	12	294
Adjustement related to IFRS 9	(51)	(19)
Balances in the beginning of the period – restated	(39)	275
Share of profit of associates – Continued operations	(52)	(52)
Share of profit of associates – Discontinued operations	21	16
Share of other comprehensive income	(44)	(14)
Dividends and interests on own capital – continued operations	-	(90)
Dividends and interests on own capital - discontinued operations	-	(36)
Assets held for sale and discontinued operations (note 31)	(21)	20
Balances at the end of the period	(135)	119

14.    Property and equipment

	Parent company
	Balance at 12.31.2017	Additions	Depreciation	Write-offs	Transfers(*)	Balance at 09.30.2018

Land	1,094	-	-	(13)	(84)	997
Buildings	1,333	3	(33)	(56)	(54)	1,193
Leasehold improvements	2,142	7	(148)	(15)	35	2,021
Machinery and equipment	904	11	(125)	(15)	65	840
Facilities	306	3	(28)	(3)	(4)	274
Furniture and fixtures	365	5	(44)	(14)	28	340
Vehicles	2	-	(1)	-	-	1
Construction in progress	79	299	-	-	(272)	106
Other	39	19	(10)	-	(15)	33
Total	6,264	347	(389)	(116)	(301)	5,805

Finance lease
IT equipment	5	-	(1)	-	-	4
Buildings	17	-	-	-	-	17
	22	-	(1)	-	-	21
Total	6,286	347	(390)	(116)	(301)	5,826

(*) See note 31.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

14.       Property and equipment - Continued

	Parent company
	Balance at 12.31.2016	Additions	Depreciation	Write-offs	Transfers	Balance at 09.30.2017

Land	1,261	-	-	(31)	(70)	1,160
Buildings	1,611	4	(38)	(131)	(56)	1,390
Leasehold improvements	2,226	18	(136)	(66)	124	2,166
Machinery and equipment	1,047	25	(134)	(25)	87	1,000
Facilities	319	41	(26)	(7)	(10)	317
Furniture and fixtures	396	1	(44)	(5)	21	369
Vehicles	3	-	(1)	-	-	2
Construction in progress	113	285	-	(3)	(293)	102
Other	45	14	(10)	(1)	(14)	34
Total	7,021	388	(389)	(269)	(211)	6,540

Finance lease
IT equipment	5	-	-	-	-	5
Buildings	17	-	-	-	-	17
	22	-	-	-	-	22
Total	7,043	388	(389)	(269)	(211)	6,562

	Parenty Company
	Balance at 09.30.2018			Balance at 12.31.2017
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	997	-	997	1,094	-	1,094
Buildings	1,901	(708)	1,193	2,190	(857)	1,333
Leasehold improvements	3,620	(1,599)	2,021	3,659	(1,517)	2,142
Machinery and equipment	2,173	(1,333)	840	2,273	(1,369)	904
Facilities	576	(302)	274	596	(290)	306
Furniture and fixtures	909	(569)	340	962	(597)	365
Vehicles	8	(7)	1	8	(6)	2
Construction in progress	106	-	106	79	-	79
Other	129	(96)	33	127	(88)	39
	10,419	(4,614)	5,805	10,988	(4,724)	6,264

Finance lease
IT equipment	38	(34)	4	37	(32)	5
Buildings	39	(22)	17	40	(23)	17
	77	(56)	21	77	(55)	22
Total	10,496	(4,670)	5,826	11,065	(4,779)	6,286

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

14.       Property and equipment – Continued

	Consolidated
	Balance at 12.31.2017	Additions	Depreciation	Write-offs	Transfers	Assets held for sale and discontinued operations (*)	Balance at 09.30.2018

Land	1,362	20	-	(13)	(25)	-	1,344
Buildings	1,770	90	(43)	(55)	(51)	-	1,711
Leasehold improvements	3,492	311	(217)	(75)	176	(20)	3,667
Machinery and equipment	1,262	94	(177)	(37)	162	(82)	1,222
Facilities	487	42	(40)	(14)	16	(6)	485
Furniture and fixtures	540	50	(62)	(18)	58	(21)	547
Vehicles	1	-	-	(30)	-	30	1
Construction in progress	126	535	-	(2)	(447)	(37)	175
Other	63	28	(19)	(1)	(8)	(2)	61
Total	9,103	1,170	(558)	(245)	(119)	(138)	9,213

Finance lease
Equipment	6	-	(1)	(1)	-	-	4
IT equipment	5	-	(2)	-	-	-	3
Furniture and fixtures	4	-	-	-	-	-	4
Buildings	20	-	-	-	-	-	20
	35	-	(3)	(1)	-	-	31
Total	9,138	1,170	(561)	(246)	(119)	(138)	9,244

	Consolidated
	Balance at 12.31.2016	Additi-ons	Depre-ciation	Write-offs	Transfers	Assets held for sale and discontinued operations (*)	Balance at 09.30.2017

Land	1,414	-	-	(30)	-	-	1,384
Buildings	1,856	76	(44)	(132)	36	-	1,792
Leasehold improvements	3,284	179	(184)	(75)	226	(13)	3,417
Machinery and equipment	1,340	105	(174)	(30)	109	(19)	1,331
Facilities	433	72	(33)	(9)	12	(1)	474
Furniture and fixtures	543	29	(59)	(6)	34	(14)	527
Vehicles	2	-	(1)	(6)	5	1	1
Construction in progress	204	384	-	(3)	(413)	(5)	167
Other	63	19	(16)	(1)	(9)	-	56
Total	9,139	864	(511)	(292)	-	(51)	9,149

Finance lease
Equipment	9	-	(2)	-	-	-	7
IT equipment	8	-	(2)	-	-	-	6
Furniture and fixtures	6	-	(1)	-	-	-	5
Buildings	20	-	-	-	-	-	20
	43	-	(5)	-	-	-	38
Total	9,182	864	(516)	(292)	-	(51)	9,187

(*) See note 31.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

14.         Property and equipment – Continued

	Consolidated
	Balance at 09.30.2018			Balance at 12.31.2017
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	1,344	-	1,344	1,362	-	1,362
Buildings	2,511	(800)	1,711	2,705	(935)	1,770
Leasehold improvements	5,645	(1,978)	3,667	5,310	(1,818)	3,492
Machinery and equipment	2,809	(1,587)	1,222	2,828	(1,566)	1,262
Facilities	841	(356)	485	817	(330)	487
Furniture and fixtures	1,217	(670)	547	1,209	(669)	540
Vehicles	8	(7)	1	8	(7)	1
Construction in progress	175	-	175	126	-	126
Other	197	(136)	61	183	(120)	63
	14,747	(5,534)	9,213	14,548	(5,445)	9,103

Finance lease
Equipment	26	(22)	4	26	(20)	6
IT equipment	45	(42)	3	46	(41)	5
Facilities	1	(1)	-	1	(1)	-
Furniture and fixtures	14	(10)	4	13	(9)	4
Buildings	43	(23)	20	43	(23)	20
	129	(98)	31	129	(94)	35
Total	14,876	(5,632)	9,244	14,677	(5,539)	9,138

14.1.   Capitalized borrowing costs

The consolidated capitalized borrowing costs for the nine-moths period ended September 30, 2018 were R$12 (R$9 for the nine-moth period ended September 30, 2017). The rate used to determine the borrowing costs eligible for capitalization was 101.67% of the CDI (101.72% of the CDI for the period ended September 30, 2017), corresponding to the effective interest rate on the Company’s borrowings.

14.2.   Additions to property and equipment for cash flow presentation purposes:

	Parent Company		Consolidated
	09.30.2018	09.30.2017	09.30.2018	09.30.2017
Additions	347	388	1,170	864
Capitalized borrowing costs	(4)	(4)	(12)	(9)
Property and equipment financing - Additions	(309)	(36)	(684)	(219)
Property and equipment financing - Payments	373	101	739	352
Total	407	449	1,213	988

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

14.         Property and equipment – Continued

14.3.   Other information

On September 30, 2018, the Company and its subsidiaries recorded in the cost of sales the amount of R$30 in the parent company (R$35 on September 30, 2017) and R$37 in consolidated (R$40 on September 30, 2017) related to the depreciation of its fleet of trucks, machinery, buildings and facilities related to the distribution centers.

The Company monitored the plan for impairment test performed on December 31, 2017 and there were no significatives discrepancies indicating loss or need to perform a new impairment test On September 30, 2018.

15.    Intangible assets

The detailed information on intangible assets was presented in the annual financial statements for 2017, in note 15.

	Parent Company
	Balance at 12.31.2017	Additions	Amortization	Balance at 09.30.2018

Goodwill - retail	501	-	-	501
Commercial rights - retail	46	-	-	46
Software and implementation	509	103	(63)	549
Software capital leasing	137	-	(31)	106
Total	1,193	103	(94)	1,202

		Consolidated
	Balance at 12.31.2017	Additions	Amorti-zation	Write-offs	Transfer	Assets held for sale and discontinued operations (*)	Balance at 09.30.2018
Goodwill - retail	1,107	-	-	-	-	-	1,107
Tradename	39	-	-	-	-	-	39
Commercial rights	86	-	-	-	1	-	87
Software	551	372	(68)	(8)	(14)	(237)	596
Software capital leasing	141	-	(33)	-	-	-	108
Total	1,924	372	(101)	(8)	(13)	(237)	1,937

 (*) See note 31.

In the Parent Company, the balance of accumulated cost on September 30, 2018 is R$2,856 (R$2,754 on December 31, 2017) and of accumulated amortization R$1,654 (R$1,561 on December 31, 2017). In the Consolidated the balance of accumulated cost on September 30, 2018 is R$3,873 (R$3,757 on December 31, 2017) and of accumulated amortization R$1,936 (R$1,833 on December 31, 2017).

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

15.         Intangible assets – Continued

15.1.   Impairment testing of goodwill, brands and intangible assets with indefinite useful life

Goodwill and intangible assets were tested for impairment as of December 31, 2017 according to the method described in note 4 - Significant accounting policies, in the financial statements for the year ended December 31, 2017.

The Company has not observed any significant changes that would indicate to perform a new impairment test as on September 30, 2018.

15.2.   Additions to intangible assets for reconcile cash flow presentation purposes:

	Parent Company			Consolidated
	09.30.2018	09.30.2017	09.30.2018	09.30.2017

Additions	103	79	372	172
Finance lease	-	(12)	-	(20)
Intangible assets financing - Additions	-	-	(33)	-
Intangible assets financing - Payments	-	4	-	69
Total	103	71	339	221

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

16.    Borrowings and financing

The detailed information on borrowings and financing was presented in the annual financial statements for 2017, in note 17.

16.1.     Debt breakdown

		Parent Company		Consolidated
	Weighted average rate	09.30.2018	12.31.2017	09.30.2018	12.31.2017
Debentures and promissory note
Debentures and Certificate of Agribusiness Receivables (note 16.4)	101.72% of CDI	4,596	3,015	4,596	3,015
		4,596	3,015	4,596	3,015

Borrowings and financing
Local currency
BNDES	3.90% per year	6	7	40	45
Working capital	105.4% of CDI	283	285	283	285
Working capital	TR + 9.80% per year	18	19	116	125
Finance lease (note 21)		140	181	149	195
Swap contracts (note 16.7)	101.44% of CDI	(3)	(3)	(16)	(19)
Borrowing cost		-	(2)	(4)	(4)
		444	487	568	627
Foreign currency (note 16.5)
Working capital	USD + 3.33% per year	684	333	1,370	664
Working capital	EURO + 1.56% per year	230	200	230	200
Swap contracts (note 16.7)	103.24% of CDI	(89)	53	(167)	55
Borrowing cost		-	(1)	-	(1)
		825	585	1,433	918
Total		5,865	4,087	6,597	4,560

Current assets		49	-	67	-
Noncurrent assets		43	12	121	28
Current liabilities		1,541	1,223	1,855	1,251
Noncurrent liabilities		4,416	2,876	4,930	3,337

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

16.  Borrowings and financing – Continued

16.2.Changes in borrowings

	Parent Company	Consolidated
At December 31, 2017	4,087	4,560
Additions - working capital	2,687	7,096
Accrued interest	215	462
Accrued swap	(88)	(201)
Mark-to-market	4	8
Monetary and exchange rate changes	119	247
Borrowing cost	8	9
Interest paid	(176)	(452)
Payments	(928)	(5,495)
Swap paid	(63)	(25)
Liabilities related to assets held for sale (note 31)	-	388
At September 30, 2018	5,865	6,597

	Parent Company	Consolidated
At December 31, 2016	5,538	5,869
Additions - working capital	2,023	6,287
Additions – finance lease	12	21
Accrued interest	279	594
Accrued swap	92	139
Mark-to-market	16	13
Monetary and exchange rate changes	(12)	(36)
Borrowing cost	7	7
Interest paid	(552)	(926)
Payment	(2,932)	(7,005)
Swap paid	(234)	(346)
Liabilities related to assets held for sale (note 31)	-	91
At September 30, 2017	4,237	4,708

16.3.Maturity schedule of borrowings and financing recorded in noncurrent liabilities

Year	Parent Company	Consolidated

From 1 to 2 years	2,299	2,656
From 2 to 3 years	1,534	1,554
From 3 to 4 years	510	528
From 4 to 5 years	6	20
After 5 years	28	58
Subtotal	4,377	4,816

Borrowing costs	(4)	(7)
Total	4,373	4,809

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

16.  Borrowings and financing – Continued

16.4.         Debentures, Promissory Note and Certificate of Agribusiness Receivables

				Date				Parent Company and Consolidated
	Type	Issue Amount	Outstanding debentures (units)	Issue	Maturity	Annual financial charges	Unit price (in reais)	09.30.2018	12.31.2017

12th Issue of Debentures – CBD	No preference	900	900,000	09/17/14	09/12/19	107.00% of CDI	502	452	921
13th Issue of Debentures – CBD and CRA	No preference	1,012	1,012,500	12/20/16	12/20/19	97.50% of CDI	1,017	1,030	1,014
14th Issue of Debentures – CBD and CRA	No preference	1,080	1,080,000	04/17/17	04/13/20	96.00% of CDI	1,029	1,111	1,096
15th Issue of Debentures – CBD	No preference	800	800,000	01/17/18	01/15/21	104.75% of CDI	1,014	811	-
16th Issue of Debentures – CBD (1st serie)	No preference	700	700,000	09/11/18	09/10/21	106% do CDI	1,003	702	-
16th Issue of Debentures – CBD (2nd serie)	No preference	500	500,000	09/11/18	09/12//22	107,4% do CDI	1,003	502	-
Borrowing cost								(12)	(16)
Parent Company/Consolidated								4,596	3,015

Current liabilities								507	481
Noncurrent liabilities								4,089	2,534

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

16.    Borrowings and financing – Continued

16.5.Borrowings in foreign currencies

On September 30, 2018 GPA had loans in foreign currencies (dollar and euro) to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments, being the last due date in September, 2020.

16.6.Guarantees

The Company has signed promissory notes for some loan contracts.

16.7.             Swap contracts

The Company and its Brazilian subsidiaries use swap transactions for 100% of its borrowings denominated in US dollars, euros and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts include amount of the debt with the objective toprotect the interest and principal and are signed, generally, with the same due dates and in the same economic group. The weighted average annual rate of CDI in September 2018 was 6,65% (11.53% in September 30, 2017).

16.8.Financial covenants

In connection with the debentures and a portion of borrowings denominated in foreign currencies, GPA is required to maintain certain debt financial covenants. These ratios are quarterly calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) should not exceed the amount of equity and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.25. At September 30, 2018, GPA was in compliance with these covenants.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

17.    Financial instruments

The detailed information on financial instruments was presented in the annual financial statements for 2017, in note 18.

The main financial instruments and their carrying amounts in the interim financial information, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	09.30.2018	12.31.2017	09.30.2018	12.31.2017
		Restated		Restated
Financial assets:
Amortized cost
Related parties - assets	249	206	33	25
Trade receivables and other receivables	847	872	1,090	1,133
Fair value through profit or loss
Cash and cash equivalents	2,001	2,868	2,625	3,792
Financial instruments – Fair value hedge	92	12	188	28
Fair value through other comprehensive income
Trade receibles with credit card companies and sales vouchers	659	336	824	474
Financial liabilities:
Other financial liabilities - amortized cost
Related parties -liabilities	(436)	(387)	(159)	(153)
Trade payables	(3,570)	(5,377)	(6,439)	(8,128)
Financing for purchase of assets	(35)	(95)	(50)	(116)
Debentures	(4,596)	(3,015)	(4,596)	(3,015)
Borrowings and financing	(428)	(470)	(468)	(520)
Fair value through profit or loss
Loans and financing	(933)	(552)	(1,716)	(989)
Financial instruments – Fair Value Hedge	-	(62)	(5)	(64)

The fair value of other financial liabilities detailed in table above approximates the carrying amount based on the existing terms and conditions. The borrowings and financing measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 17.3.

17.1.     Considerations on risk factors that may affect the business of the Company and its subsidiaries

(i)      Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

17.    Financial instruments - Continued

17.1.     Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

There were no changes as to objectives, policies or processes during the period ended On September 30, 2018. The capital structure is presented as follows:

	Parent Company		Consolidated
	09.30.2018	12.31.2017	09.30.2018	12.31.2017
		Restated		Restated
Cash and cash equivalents	2,001	2,868	2,625	3,792
Financial instruments – Fair value hedge	92	12	188	28
Borrowings and financing	(5,957)	(4,099)	(6,785)	(4,588)
Other liabilities with related parties	(141)	(145)	(141)	(145)
Net debt	(4,005)	(1,364)	(4,113)	(913)

Shareholders’ equity	(10,780)	(10,188)	(13,762)	(13,041)

Net debt to equity ratio	37%	13%	30%	7%

(*) Represents the trade payable to Greenyellow related purchase of equipment.

(ii)     Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows, control of maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Company’s financial liabilities as of September 30, 2018.

    a) Parent Company

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	1,017	229	9	1,255
Debentures and promissory note	776	4,633	-	5,409
Derivative financial instruments	(45)	(36)	-	(81)
Finance lease	45	117	144	306
Trade payables	3,570	-	-	3,570
Total	5,363	4,943	153	10,459

b) Consolidated

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	1,347	729	59	2,135
Debentures and promissory note	776	4,633	-	5,409
Derivative financial instruments	(43)	(98)	-	(141)
Finance lease	52	126	147	325
Trade payables	6,439	-	-	6,439
Total	8,571	5,390	206	14,167

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

17.    Financial instruments – Continued

17.1.     Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(iii)           Derivative financial instruments

		Consolidated
		Notional value		Fair value
		09.30.2018	12.31.2017	09.30.2018	12.31.2017
Swap with hedge
Hedge object (debt)		1,327	1,039	1,716	989

Long position (buy)
Prefixed rate	TR+ 9.80% per year	127	127	116	125
US$ + fixed	USD+ 3.33% per year	980	692	1,370	663
EUR + fixed	EUR+ 1.56 %per year	220	220	230	200
		1,327	1,039	1,716	988
Short position (sell)
	103.13% of CDI	(1,327)	(1,039)	(1,533)	(1,024)

Hedge position - asset		-	-	188	28
Hedge position - liability		-	-	(5)	(64)
Net hedge position		-	-	183	(36)

Realized and unrealized gains and losses on these contracts during the nine-moth ended on September 30, 2018 are recorded in financial income (expenses), net and the balance receivable at fair value is R$183 (balance payable of R$36 as of December 31, 2017), recorded in line item “Financial Instruments – Fair Value Hedge” in the assets and “Borrowings and financing” in the liabilities.

The effects of the fair value hedge recorded in the Statement of Operations for the nine-moth period ended September 30, 2018 were a gain of R$193 (gain of R$157 as of September 30, 2017).

17.2.     Sensitivity analysis of financial instruments

According to the Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of B3, on the maturity dates of each transaction. Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the sensitivity analysis effect, according to CVM rules, a deterioration of 25% and 50%, respectively, on risk variables, up to one year of the financial instruments.

For the probable scenario, weighted exchange rate was R$4.24 on the due date, and the weighted interest rate weighted was 7.48% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant, according to the following table.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

17.  Financial instruments – Continued

17.2.Sensitivity analysis of financial instruments – Continued

The Company disclosed the net exposure of the derivatives financial instruments, corresponding to financial instruments and certain financial instruments in the sensitivity analysis table below, to each of the scenarios mentioned.

			Market projection
Operations	Risk (CDI variation)	Balance at 09.30.2018	Scenario I	Scenario II	Scenario III

Fair value hedge of fixed rate	101.44% of CDI	(100)	(200)	(204)	(207)
Fair value hedge of exchange rate	103.24% of CDI	(1,433)	(1,635)	(1,654)	(1,674)
Debentures	106.06% of CDI	(2,467)	(2,677)	(2,729)	(2,782)
Debentures (1st issue CRA)	97.50% of CDI	(1,030)	(1,118)	(1,140)	(1,162)
Debentures (2nd issue CRA)	96.00% of CDI	(1,111)	(1,206)	(1,230)	(1,253)
Bank loans	105.40% of CDI	(283)	(304)	(309)	(314)
Leases	100.19% of CDI	(46)	(50)	(51)	(52)
Leases	100.00% of CDI	(3)	(3)	(3)	(3)
Leases	95.00% of CDI	(59)	(64)	(65)	(67)
Total borrowings and financing exposure		(6,532)	(7,257)	(7,385)	(7,514)

Cash and cash equivalents (*)	94.54% of CDI	2,277	2,440	2,481	2,522
Net exposure		(4,255)	(4,817)	(4,904)	(4,992)
Net effect - loss			(562)	(649)	(737)

(*) Weighted average

17.3.Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the requirements of measurement and disclosure.

The fair values of cash and cash equivalents, trade receivables and trade payables are equivalent to their carrying amounts.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

17.  Financial instruments – Continued

17.3.Fair value measurements - Continued

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Carrying amount	Fair value
	09.30.2018	09.30.2018	Level
Financial assets and liabilities
Trade receibles with credit card companies and sales vouchers (FVOCI)	824	824	2
Swaps	183	183	2
Borrowings and financing (FVPL)	(1,716)	(1,716)	2
Borrowings and financing and debentures (amortized cost)	(5,064)	(4,979)	2
Total	(5,773)	(5,688)

There were no changes between the fair value measurements levels in the nine-moths period ended September 30, 2018.

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

17.  Financial instruments – Continued

17.4.Consolidated position of derivative transactions

The consolidated position of outstanding derivative financial instruments are presented in the table below:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional value	Contractual date	Maturity	09.30.2018	12.31.2017	09.30.2018	12.31.2017

Exchange swaps registered with CETIP
(US$ x CDI)

	Agricole	EUR 50	10/07/2015	10/08/2018	10	(24)	7	(20)
	Scotiabank	US$ 50	01/15/2016	01/16/2018	-	(42)	-	(42)
	Scotiabank	US$ 50	09/29/2017	09/29/2020	43	9	40	9
	Scotiabank	US$ 50	02/16/2018	12/21/2018	36	-	37	-
	Bradesco	US$ 70	06/11/2018	12/27/2018	2	-	5	-
	Banco Tokyo	US$ 100	12/12/2017	12/12/2019	65	(3)	60	(2)
	Bradesco	US$ 70	06/18/2018	06/13/2019	13	-	18	-

Interest rate swap registered with CETIP
(pre-fixed rate x CDI)
	Itaú BBA	R$ 21	11/11/2014	11/05/2026	1	1	3	3
	Itaú BBA	R$ 54	01/14/2015	01/05/2027	2	3	6	8
	Itaú BBA	R$ 52	05/26/2015	05/05/2027	3	2	7	8
					175	(54)	183	(36)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

18.     Taxes and contributions payable and taxes payable in installments

The detailed information on taxes and contributions payable and taxes payable in installments was presented in the annual financial statements for 2017, in note 19.

18.1.   Taxes and contributions payable and taxes payable in installments

	Parent Company		Consolidated
	09.30.2018	12.31.2017	09.30.2018	12.31.2017

Taxes payable in installments - Law 11,941/09	451	511	451	511
Taxes payable in installments – PERT	170	174	170	176
ICMS	47	42	63	65
PIS and COFINS	8	49	10	52
Provision for income tax and social contribution	-	-	52	38
Withholding Income Tax	1	12	1	13
INSS	2	2	3	4
Other	21	4	31	8
	700	794	781	867

Current	205	228	286	301
Noncurrent	495	566	495	566

18.2.   Maturity schedule of taxes payable in installments in noncurrent liabilities:

Parent Company and Consolidated
From 1 to 2 years	127
From 2 to 3 years	101
From 3 to 4 years	83
From 4 to 5 years	78
After 5 years	106
495

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

19.    Income tax and social contribution

19.1.             Income tax and social contribution expense reconciliation

The detailed information on income tax and social contribution was presented in the annual financial statements for 2017, in note 20.

	Parent Company		Consolidated
	09.30.2018	09.30.2017	09.30.2018	09.30.2017
		Restated		Restated
Incomet before income tax and social contribution	733	352	1,009	427
Income tax and social contribution at the nominal rate of 25% for the Company and 34% for subsidiaries	(183)	(89)	(348)	(158)
Tax penalties non - deductible	(14)	(15)	(16)	(16)
Share of profit of associates	175	88	(8)	(8)
Interest on own capital (*)	70	-	70	-
Tax credits	12	-	12	-
Other permanent differences (nondeductible)	4	(3)	7	2
Effective income tax and social contribution	64	(19)	(283)	(180)

Income tax and social contribution for the period:
Current	(6)	(15)	(224)	(125)
Deferred	70	(4)	(59)	(55)
Deferred income tax and social contribution expense	64	(19)	(283)	(180)
Effective rate	-8.73%	5.40%	28.05%	42.15%

CBD does not pay social contribution based on a final favorable court decision in the past; therefore its nominal rate is 25%.

(*) Effect of income tax on interest on own capital paid.

The nine-moth period ended September 30, 2018 income tax expense is calculated in accordance with IAS 34 / CPC 21 (R1). This rule requests the companies recognize the income tax expense in its interim statements with the same base used in the complete annual financial statement.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

19.    Income tax and social contribution - Continued

19.2. Breakdown of deferred income tax and social contribution

	Parent Company
	09.30.2018			12.31.2017
	Asset	Liability	Net	Asset	Liability	Net
				Restated
Tax losses and negative basis of social contribution	282	-	282	178	-	178
Provision for contingencies	218	-	218	204	-	204
Goodwill tax amortization	-	(56)	(56)	-	(54)	(54)
Mark-to-market adjustment	-	2	2	-	(1)	(1)
Technological innovation – future realization	-	(11)	(11)	-	(13)	(13)
Depreciation of fixed assets as per tax rates	-	(117)	(117)	-	(111)	(111)
Unrealized gains with tax credits	-	(188)	(188)	-	(185)	(185)
Other	57	(7)	50	95	(1)	94
Deferred income tax and social contribution assets (liabilities) gross	557	(377)	180	477	(365)	112
Compensation	(377)	377	-	(365)	365	-
Deferred income tax and social contribution assets (liabilities), net	180	-	180	112	-	112

	Consolidated
	09.30.2018			12.31.2017
	Asset	Liability	Net	Asset	Liability	Net
				Restated
Tax losses and negative basis of social contribution	305	-	305	200	-	200
Provision for contingencies	304	-	304	289	-	289
Goodwill tax amortization	-	(598)	(598)	-	(585)	(585)
Mark-to-market adjustment	-	(3)	(3)	-	(7)	(7)
Technological innovation – future realization	-	(11)	(11)	-	(13)	(13)
Depreciation of fixed assets as per tax rates	-	(117)	(117)	-	(112)	(112)
Unrealized gains with tax credits	-	(313)	(313)	-	(185)	(185)
Other	115	(12)	103	149	(5)	144
Deferred income tax and social contribution assets (liabilities) gross	724	(1,054)	(330)	638	(907)	(269)
Compensation	(517)	517	-	(513)	513	-
Deferred income tax and social contribution assets (liabilities), net	207	(537)	(330)	125	(394)	(269)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

19.  Income tax and social contribution – Continued

19.2.   Breakdown of deferred income tax and social contribution – Continued

The Company estimates to recover these deferred tax assets as follows:

	Parent Company	Consolidated

Up to one year	151	203
From 1 to 2 years	128	171
From 2 to 3 years	152	188
From 3 to 4 years	120	156
From 4 to 5 years	6	6
	557	724

19.3.Changes in deferred income tax and social contribution

	Parent Company		Consolidated
	09.30.2018	09.30.2017	09.30.2018	09.30.2017
		Restated		Restated
At the beginning of the period	108	155	(273)	(147)
Adjustment related to IFRS 9	4	3	4	3
Restated opening balance	112	158	(269)	(144)
Expense for the period – continued operations	70	(4)	(59)	(55)
Expense for the period – discontinued operations	-	-	(64)	111
Income Tax related to OCI - continued operations	(2)	6	(1)	7
Income Tax related to OCI - discontinued operations	-	-	1	1
Special program on tax settlements - PERT	-	-	(2)	(89)
Assets held for sale and discontinued operations (see note 31)	-	-	64	(23)
At the end of the period	180	160	(330)	(192)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

20.  Provision for contingencies

The provision for contingencies is estimated by the Company’s management, supported by its legal counsel. The provision was recognized in an amount considered sufficient to cover probable losses.

20.1.   Parent Company

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2017	73	363	274	81	21	812

Additions	48	107	69	40	21	285
Payments	-	(2)	(48)	(13)	(15)	(78)
Reversals	-	(18)	(67)	(53)	(17)	(155)
Monetary adjustment	3	7	27	10	3	50
Balance at September 30, 2018	124	457	255	65	13	914

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2016	109	428	254	80	20	891

Additions	31	23	112	25	14	205
Payments	-	(2)	(29)	(11)	(7)	(49)
Reversals	(50)	(54)	(49)	(27)	(10)	(190)
Monetary adjustment	(17)	6	25	9	3	26
Transfer to installments taxes	-	(89)	-	-	-	(89)
Balance at September 30, 2017	73	312	313	76	20	794

20.2.   Consolidated

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2017	74	563	331	105	34	1,107

Additions	83	121	707	254	34	1,199
Payments	-	(2)	(595)	(141)	(18)	(756)
Reversals	-	(73)	(507)	(191)	(24)	(795)
Monetary adjustment	6	2	89	26	4	127
Liabilities related to assets held for sale and discontinued operations (see Note 31)	(38)	(3)	290	39	(4)	284
Balance at September 30, 2018	125	608	315	92	26	1,166

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2016	148	586	302	109	32	1,177

Additions	153	28	482	92	31	786
Payments	-	(35)	(171)	(35)	(11)	(252)
Reversals	(104)	(93)	(98)	(67)	(21)	(383)
Monetary adjustment	(28)	23	88	14	4	101
Transfer to installments taxes	(32)	(89)	-	-	-	(121)
Liabilities related to assets held for sal and discontinued operations (see Note 31)	(64)	41	(234)	(12)	(1)	(270)
Balance at September 30, 2017	73	461	369	101	34	1,038

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

20.  Provision for contingencies - Continued

20.3.Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

20.3.1.   PIS and COFINS

Since the adoption of the noncumulative regime to calculate PIS and COFINS, Company and its subsidiaries have challenged the right to deduct ICMS from the calculation basis for both contributions. On March 15, 2017, STF ruled that ICMS should be excluded from the calculation basis of PIS/Cofins, in accordance to the thesis pleaded by the Company.

Since the decision of the STF on March 15, 2017, the procedural steps were within the anticipated by our legal advisors without any change in the management's judgment regarding the reversal of the provision for lawsuits on this previously registered subject, however without there being a final decision expected on the subject, related to the judgment of the appeal filed by the prosecution. The Company and its external legal counsel estimate that the decision related to the application of the effects will not limit the right of the judicial claim proposed by the Company, nevertheless, the elements of the process still pending of decision do not allow the recognition of the asset related to the credits to be measured since the Company started the claim in 2003. According to the preliminary evaluation, based on the available information on December 31, 2017, the Company estimates the potential of its tax credits for the retail activity to be between R$1,300 to R$1,650.

Still in relation to the theme, as disclosed in Via Varejo’s financial statements of September 30, 2018, the tax credits for this subsidiary, classified as discontinued operations, were estimated approximately R$1,344, begin R$894 of discontinued operations and R$450 of continued operations is attributed to the Company due to an agreement between shareholders and the Company.

Regarding the remainder accrued amount for other discussions related to PIS and COFINS includes challenging of tax offset and other small amounts, as of September 30, 2018 represent R$273, being R$125 of continued operations and R$148 of discontinued operations (R$184 as of December 31, 2017, being R$74 of continued operation and R$110 of discontinued operations).

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

20.  Provision for contingencies – Continued

20.3.Tax – Continued

20.3.2.               Tax claims

After entering in the special program on tax settlements, the Company analyzed the other tax claims, together with its external legal counsel, and determined them to be as probable losses and accrued by the Company. These refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP for 2011; (ii) challenge on the State Finance Department on the ICMS tax rate calculated on electric energy bills; (iii) other minor issues. The amount accrued for these matters as of September 30, 2018 is R$210 of continued operation (R$184 as of December 31, 2017, beging R$183 of continued (operation and R$1 of discontinued operations).

ICMS

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basket of food staples” have no right to fully utilize the ICMS credits. The Company, with the assistance of its legal counsel, decided to record a provision for this matter amounting to R$108 as of September 30, 2018 (R$142 as of December 31, 2017) since this claim was considered a “probable” loss. The amounts accrued represent Management’s best estimate of the probable cash disbursement to settle this claim.

Additionally, there are cases assessed by São Paulo State tax authorities related to the refund of ICMS over tax substitution without proper compliance with accessory tax obligations introduced by CAT Administrative Rule 17. Considering recent court decisions the Company accrued R$206 (R$167 in December 31, 2017) representing the best estimation of probable loss evaluated by management based on documentation evidence aspect of the claims.

20.3.3.               Supplementary Law 110/2001

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as of September 30, 2018 is R$85 being R$84 of continued operation and R$1 of discontinued operations (R$72 of continued operation as of December 31, 2017 being R$71 of continued operation and R$1 of discontinued operations).

20.3.4.               Others contingent tax liabilities - Via Varejo

Provisions for contingent tax liabilities were recorded as a result of the business combination with Via Varejo, as required by CPC 15 (IFRS 3). As of September 30, 2018, the recorded amount is R$92 (R$90 as of December 31, 2017). These accrued claims refer to administrative proceedings related to the offset of tax debts against credits from the contribution levied on coffee exports.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

20.    Provision for contingencies – Continued

20.4.Labor

The Company and its subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At September 30, 2018, the Company recorded a provision of R$979, being R$315 for continued operations and R$664 for discontinued operations (R$1,284 as of December 31, 2017, being R$331 for continued operations and R$953 for discontinued operations). Management, with the assistance of its legal counsel, assessed these claims and recorded a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed.

20.5.Civil and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal counsel considers the loss as probable.

Among these lawsuits, we point out the following:

•       The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid and the amounts claimed by the adverse party in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the Company. As of September 30, 2018, the amount accrued for these lawsuits is R$107, being R$58 for continued operations and R$49 for discontinued operations (R$125 as of December 31, 2017, being R$61 for continued operations and R$64 for discontinued operations), for which there are no escrow deposits.

•       The Company and its subsidiaries answer to legal claims related to penalties applied by regulatory agencies, from the federal, state and municipal administrations, among which includes Consumer Protection Agencies (Procon), National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities and some lawsuits involving contract terminations with suppliers. Company supported by its legal counsel, assessed these claims, and recorded a provision according to probable cash expending and estimative of loss .On September 30, 2018 the amount of this provision is R$40, being R$26 for continued operations and R$14 for discontinued operations (R$43 on December 31, 2017, being R$34 for continued operations and R$9 for discontinued operations).

•       As of September 30, 2018, the amount accrued related to other civil matters is R$113, being R$34 for continued operation and R$79 for discontinued operations (R$146 as of December 31, 2017, being R$ 44 for continued operation R$102 for discontinued operations).

Total civil lawsuits and others as of September 30, 2018 amount to R$260 being R$118 for continued operations and R$142 for discontinued operations (R$314 as of December 31, 2017, being R$139 for continued operations and R$175 for discontinued operations).

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

20.    Provision for contingencies – Continued

20.6.                Other non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsel and considered as possible loss and, therefore, have not been accrued. The possible litigations updated balance from shareholders is of R$11,968, being R$10,335 for continued operations and R1,633 for discontinued operations as of September 30, 2018 (R$11,778 as of December 31, 2017, being R$10,159 for continued operations and R$1,619 for discontinued operations), and are mainly related to:

•       INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$500, being R$468 for continued operations and R$32 for discontinued operations as of September 30, 2018 (R$474 as of December 31, 2017, being R$443 for continued operations and R$31 for discontinued operations). The lawsuits are under administrative and court discussions.

•       IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. Among those claims, there are one tax assessment related to the tax deduction of goodwill in the years of 2012 and 2013, originated by the acquisition of Ponto Frio (goodwill Mandala) accrued in the year of 2009. The restated amount of the assessment notice correspond to R$88 of income tax and social contribution (R$85 at December 31, 2017). The lawsuits await administrative and court ruling. The amount involved is R$978, being R$825 for continued operations and R$153 for discontinued operations as of September 30, 2018 (R$964 as of December 31, 2017, being R$826 for continued operations and R$138 for discontinued operations).

•       COFINS, PIS and IPI – the Company has been challenged about offsets of IPI credits acquired from third parties with a final and an-appeal over the decision, fine for failure to comply with accessory obligations, disallowance of COFINS and PIS credits on one-phase products (“produtos monofásicos”), among others less significant taxes. These lawsuits await decision at the administrative and court levels. The amount involved in these assessments is R$2,376, being R$1,935 for continued operations and R$441 for discontinued operations as September 30, 2018 (R$2,124 as of December 31, 2017, being R$1,705 for continued operations and R$419 for discontinued operations).

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

20.    Provision for contingencies – Continued

20.6.       Other non-accrued contingent liabilities – Continued

•         ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) levied on its own operation of merchandise purchase (own ICMS)) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, (v) resulting from financed sales; and (vi) among other matters. The total amount of these assessments is R$7,186, being R$6,428 for continued operations and R$758 for discontinued operations as of September 30, 2018 (R$7,246 as of December 31, 2017, being R$6,493 for continued operations and R$753 for discontinued operations), which await a final decision at the administrative and court levels. With the amendment of the ICMS Regulation of the State of São Paulo, the Company filed a request for a debt review, in the face of the fines when there were changes in the criterion, which was accepted by SEFAZ, resulting in a reduction of R$431 through payment of R$5, which occurred in April and May 2018.

•      Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), Fees, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS – reimbursement of advertising expenses and sundry taxes, in the amount of R$278 being R$142 for continued operations and R$136 for discontinued operations as September 30, 2018 (R$281 as of December 31, 2017, being R$150 for continued operations and R$131 for discontinued operations), which await decision at the administrative and court levels.

•      Other litigations – these refer to administrative proceedings and lawsuits in which the Company claims the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$650, being R$537 for continued operations and R$113 for discontinued operations as September 30, 2018 (R$689 as of December 31, 2017, being R$542 for continued operations and R$147 discontinued operations).

The Company has litigations related to challenges by tax authorities on the income tax payment, for which, based on management and legal assessment, the Company has the right of indemnization from its former and current shareholders, related to years from 2007 to 2013, under allegation that had improper deduction of goodwill amortizations. These assessments amount R$1,260 on September 30, 2018 (R$1,223 on December 31, 2017).

The Company engages external attorneys to represent it in the tax assessments, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as of September 30, 2018 the estimated amount, in case of success in all lawsuits, is approximately R$183, being R$162 for continued operations and R$21 for discontinued operations (R$201 as of December 31, 2017, being R$182 for continued operations and R$19 for discontinued operations).

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

20.    Provision for contingencies – Continued

20.7.                Restriced deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

	Parent Company		Consolidated
	09.30.2018	12.31.2017	09.30.2018	12.31.2017
Tax	163	138	230	204
Labor	442	423	493	474
Civil and other	25	33	34	42
Regulatory	15	15	42	42
Total	645	609	799	762

20.8. Guarantees

Lawsuits	Property and equipment		Letter of Guarantee		Total
	09.30.2018	12.31.2017	09.30.2018	12.31.2017	09.30.2018	12.31.2017

Tax	836	858	7,947	7,324	8,783	8,182
Labor	3	3	145	91	148	94
Civil and other	9	-	228	125	237	125
Regulatory	3	6	155	154	158	160
Total	851	867	8,475	7,694	9,326	8,561

The cost of letter of guarantees is approximately 0.72% per year of the amount of the lawsuits and is recorded as expense.

20.9.             Cnova N.V. litigation

Our subsidiary Cnova N.V., a Dutch public limited company, certain of its current and former officers and directors, and the underwriters of Cnova’s initial public offering, or IPO, were named as defendants in a securities class action lawsuit in the United States Federal District Court for the Southern District of New York, related to the assumption of internal investigation, concluded on July 22, 2016, conducted by Cnova N.V., Cnova Brasil e its advisors. In October 11, 2017 the Court for the Southern District of New York approved preliminarily an agreement with the plaintiffs’ shareholders.

Subject to the settlement agreement’s terms, a fund of $28.5 million will become available by Cnova N.V. for distribution amongst the former Cnova shareholders as well as to the plaintiffs’ lawyers. A portion of this amount will be used to cover the settlement fund’s administrative costs. In addition, subject to the terms of the settlement, all defendants are acquitted of all liability emanating from the allegations made in the class action suit. Following the March 15, 2018 hearing, the court entered on March 19, 2018 the final order giving the definitive approval to the settlement, closing the judicial proceedings with the United States District Court for the Southern District of New York and releasing defendants of the claims alleged against them accordingly. In the coming period, notices will be sent by the plaintiffs’ lawyer with more information concerning the settlement. The vast majority of this settlement amount was funded by Cnova N.V. insurers. The remainder as well as all expected related costs were covered by Cnova’s provision recorded in 2016 representing insurance deductible and total legal costs. Accordingly, the settlement has no material impact on Cnova N.V. net results.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

20.       Provision for contingencies – Continued

20.9.                Cnova N.V. litigation - Continued

In a separate potential action the SEC might eventually take, sanctions might be imposed on the Cnova N.V.  as a result of the analysis of facts from the internal review concluded at the end of the first half of 2016 by the Company and the advisors retained by the Board of Directors.

21.  Leasing transactions

21.1.Operating lease

(i)   Minimum rental payment on termination of lease agreements

The Company analyzed and concluded that the rental agreements are cancelable over their term. In case of termination, minimum payments will be due as a termination fee, which can vary from 1 to 12 months of rental through the end of the agreements, as demonstrated in the table below:

	Parent Company		Consolidated
	09.30.2018	09.30.2017	09.30.2018	09.30.2017
Minimum rental payments
Minimum payments on the termination date	353	353	392	387
	353	353	392	387

(ii)   Contingent payments

Management considers the payment of additional rents as contingent payments, which vary between 0.1% and 4.5% of sales.

	Parent Company		Consolidated
	09.30.2018	09.30.2017	09.30.2018	09.30.2017

Expenses (income) for the period:
Contingent payments	312	281	336	291
Non contingent payments	210	241	341	377
Sublease rentals (*)	(128)	(118)	(134)	(124)

(*) Refers to lease agreements receivable from commercial shopping malls.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

21. Leasing transactions - Continued

21.2.Finance lease

Finance lease agreements amounted to R$149 as of September 30, 2018 (R$195 on December 31, 2017), as shown in the table below:

	Parent Company		Consolidated
	09.30.2018	12.31.2017	09.30.2018	12.31.2017
Financial lease liability –minimum rental payments:
Up to 1 year	33	46	37	51
1 - 5 years	84	110	87	117
Over 5 years	23	25	25	27
Present value of finance lease agreements	140	181	149	195
Future financing charges	166	175	176	185
Gross amount of finance lease agreements	306	356	325	380

22.    Deferred revenue

The Company received amounts from business partners on exclusivity in the intermediation of additional or extended warranty services, and the subsidiary Sendas received amounts for the rental of back lights for exhibition of products from its suppliers.

The detailed information on Deferred revenue was presented in the annual financial statements for 2017, in note 23.

	Parent Company		Consolidated
	09.30.2018	12.31.2017	09.30.2018	12.31.2017

Back lights	-	-	42	104
Additional or extended warranties	21	27	21	27
Barter agreement	-	-	-	14
Services rendering agreement - Allpark	11	13	11	13
Lease income	6	-	6	-
Others	8	10	8	10
	46	50	88	168

Current	34	28	76	146
Noncurrent	12	22	12	22

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

23.  Shareholders’ equity

The detailed information on shareholders’ equity was presented in the annual financial statements for 2017, in note 24.

23.1. Capital stock

The subscribed and paid-up capital as of September 30, 2018 is represented by 266,799 (266,579 on December 31, 2017) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares (99,680 on December 31, 2017) and 167,119 in thousands of preferred shares (166,899 on December 31, 2017).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the issue conditions.

At the Board of Directors’ Meetings held on February 19, 2018, April 26, 2018 and July 24, 2018 was approved capital increases amounting to R$2 (R$11 on December 31, 2017) through the issuance of 220 thousands preferred shares (487 thousands of preferred shares on December 31, 2017). On September 30, 2018, the capital stock is R$6,824 (R$ 6,822 on December 31, 2017).

23.2.   Stock option plan for preferred shares

The fair value of each option granted is estimated at the grant date using the option pricing model Black & Scholes, taking into account the following assumptions for the B5 and C5 series: (a) dividend expectation of 0.41%, (b) volatility expectation of nearly 36.52% and (c) the weighted average interest rate of 9.29%.

		Exercise price				Lot of shares
Series granted	Grant date	1st date of exercise	Expiration date	At the grant date	End of the year	Number of shares granted (in thousands)	Exercised	Not exercised by dismissal	Total in effect
Balance at September 30, 2018
Série B2	05/29/2015	06/01/2018	11/30/2018	0.01	0.01	337	(257)	(38)	42
Série C2	05/29/2015	06/01/2018	11/30/2018	77.27	77.27	337	-	(84)	253
Série B3	05/30/2016	05/30/2019	11/30/2019	0.01	0.01	823	(266)	(57)	500
Série C3	05/30/2016	05/30/2019	11/30/2019	37.21	37.21	823	(258)	(74)	491
Série B4	05/31/2017	05/31/2020	11/30/2020	0.01	0.01	537	(157)	(38)	342
Série C4	05/31/2017	05/31/2020	11/30/2020	56.78	56.78	537	(155)	(47)	335
Série B3 –Tranche 2	04/27/2018	05/30/2019	11/30/2019	0.01	0.01	95	-	-	95
Série C3 - Tranche 2	04/27/2018	05/30/2019	11/30/2019	56.83	56.83	95	-	-	95
Série B5	05/31/2018	05/31/2021	11/30/2021	0.01	0.01	499	-	-	499
Série B5	05/31/2018	06/30/2018	06/30/2018	0.01	0.01	95	(95)	-	-
Série C5	05/31/2018	05/31/2021	11/30/2021	62.61	62.61	499	-	-	499
Série C5	05/31/2018	06/30/2018	06/30/2018	62.61	62.61	95	(95)	-	-
						4,772	(1,283)	(338)	3,151

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

23.  Shareholders’ equity – Continued

23.2.Stock option plan for preferred shares - Continued

The movimentation of the quantity of exercised options, the weighted average of the exercise price, and the weighted average of the remaining term are presented at the chart below:

	Shares	Weighted average of exercise price	Weighted average of remaining contractual term
	in thousands	R$
At December 31, 2017	2,539	29.48	1.53

Granted during the period	1,378	30.91
Cancelled during the period	(124)	34.43
Exercised during the period	(642)	32.77
Outstanding at the end of the period	3,151	29.65	1.45
At September 30, 2018	3,151	29.65	1.45

The weighted average of the provided options fair value at September 30, 2018 were R$43.97 (R$39.07 on December 31, 2017).

The recorded amounts at the Parent Company and Consolidated’s statement of operations at the September 30, 2018 were R$17 (R$19 at the September 30, 2017).

23.3.Foreign exchange variation of investment abroad

Cumulative effect of exchange gains and losses on the translation of assets, liabilities and profit (loss) of Euros to Brazilian reais, corresponding to the investment in subsidiary Cnova N.V. The effect in the Parent Company was R$42 (R$17 at the December 31, 2017).

23.4.Tax incentive reserve

On June 29, 2018, was approved in extraordinary shareholders’ meeting the proposal the management to reallocate the amount R$48 arising from tax incentives treated as subsidies for investments granted to the Company in the years of 2013 to 2017, initially destined to the expansion reserve.

24.  Net operating revenue

	Parent Company		Consolidated
	09.30.2018	09.30.2017	09.30.2018	09.30.2017
Gross sales
Goods	20,642	20,606	38,434	34,953
Services rendered and others	311	262	343	267
Sales returns and cancellations	(365)	(348)	(399)	(376)
	20,588	20,520	38,378	34,844

Taxes on sales	(1,579)	(1,550)	(3,001)	(2,719)

Net operating revenues	19,009	18,970	35,377	32,125

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

25.    Expenses by nature

	Parent Company		Consolidated
	09.30.2018	09.30.2017	09.30.2018	09.30.2017
		Restated		Restated
Cost of inventories	(12,657)	(12,230)	(25,858)	(23,240)
Personnel expenses	(2,491)	(2,581)	(3,495)	(3,376)
Outsourced services	(355)	(376)	(466)	(456)
Functional expenses	(1,287)	(1,400)	(1,724)	(1,761)
Selling expenses	(765)	(678)	(1,009)	(860)
Other expenses	(432)	(396)	(532)	(451)
	(17,987)	(17,661)	(33,084)	(30,144)

Cost of sales	(13,622)	(13,186)	(27,018)	(24,329)
Selling expenses	(3,830)	(3,901)	(5,324)	(5,079)
General and administrative expenses	(535)	(574)	(742)	(736)
	(17,987)	(17,661)	(33,084)	(30,144)

26.    Other operating expenses, net

	Parent Company		Consolidated
	09.30.2018	09.30.2017	09.30.2018	09.30.2017

Tax installments and other tax risks	(74)	(214)	(38)	(190)
Restructuring expenses	(91)	(97)	(100)	(126)
Losses on disposal of fixed assets	1	(75)	(55)	(83)
Others	-	(7)	-	(5)
Total	(164)	(393)	(193)	(404)

27.    Financial income (expenses), net

	Parent Company		Consolidated
	09.30.2018	09.30.2017	09.30.2018	09.30.2017
Finance expenses:
Cost of debt	(255)	(401)	(288)	(427)
Cost of the discounting receivables	(74)	(65)	(102)	(92)
Monetary restatement loss	(107)	(72)	(96)	(80)
Other finance expenses	(36)	(42)	(55)	(60)
Total financial expenses	(472)	(580)	(541)	(659)

Financial income:
Income from short term instruments	22	23	24	29
Monetary restatement gain	73	73	96	96
Other financial income	5	16	7	10
Total financial income	100	112	127	135
Total	(372)	(468)	(414)	(524)

The hedge effects are recorded as cost of debt and disclosed in Note 17.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

28.    Earnings per share

The information on earnings per share was presented in the annual financial statements for 2017, in note 29.

The table below presents the determination of net income available to holders of common and preferred shares and the weighted average number of common and preferred shares outstanding used to calculate basic and diluted earnings per share in each reporting exercise:

	09.30.2018			09.30.2017
	Preferred	Common	Total	Preferred	Common	Total
				Restated
Basic numerator
Net income (loss) allocated to common and preferred shareholders - continued operations	471	256	727	160	86	246
Net income (loss) allocated to common and preferred shareholders - discontinued operations	33	18	51	32	18	50
Net income (loss) allocated to common and preferred shareholders	504	274	778	192	104	296

Basic denominator (millions of shares)
Weighted average of shares	167	100	267	166	100	266

Basic earnings per millions of shares (R$) - continued operations	2.82076	2.56433		0.96820	0.88018
Basic earnings per millions of shares (R$) - discontinued operations	0.20030	0.18209		0.18583	0.16894
Basic earnings per millions of shares (R$) - total	3.02106	2.74642		1.15403	1.04912

Diluted numerator
Net income (loss) allocated to common and preferred shareholders - continued operations	471	256	727	160	86	246
Net income (loss) allocated to common and preferred shareholders - discontinued operations	33	18	51	32	18	50
Net income (loss) allocated to common and preferred shareholders	504	274	778	192	104	296

Diluted denominator
Weighted average of shares (in millions)	167	100	267	166	100	266
Stock options	1	-	1	1	-	1
Diluted weighted average of shares (millions)	168	100	268	167	100	267

Diluted earnings per millions of shares (R$) – continued operations	2.80273	2.56417		0.96473	0.88018
Diluted earnings per millions of shares (R$) – discontinued operations	0.19896	0.18193		0.18516	0.16894
Diluted earnings per millions of shares (R$) – total	3.00168	2.74610		1.14990	1.04912

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

29.    Segment information

The information about segments was presented in the annual financial statements of 2017, in note 30 Management considers the following segments:

•       Food retail – includes the banners “Pão de Açúcar”, “Minuto Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado”, “Minimercado Extra”, “Posto Extra”, “Drogaria Extra” and “GPA Malls & Properties”.

•       Cash & Carry – includes the brand “ASSAÍ”.

Home appliances and e-commerce segments are presented as discontinued operations at the September 30, 2018 and 2017 (as per note 31) and kept in this note for purposes of reconciliation as consolidated accounting information.

Information on the Company’s segments as of September 30, 2018 is included in the table below:

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2018

(In millions of Brazilian reais, unless otherwise stated)

29.      Segment information – Continued

Description	Food Retail (*)		Cash & Carry		Assets held for sale and discontinued operations (**)		Subtotal		Eliminations/ Others(***)		Total
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
		Restated		Restated		Restated		Restated		Restated		Restated
Net operating revenues	19,177	19,129	16,200	12,996	-	-	35,377	32,125	-	-	35,377	32,125
Gross profit	5,415	5,829	2,944	1,967	-	-	8,359	7,796	-	-	8,359	7,796
Depreciation and amortization	(455)	(448)	(170)	(126)	-	-	(625)	(574)	-	-	(625)	(574)
Share of profit of subsidiaries and associates	51	41	-	-	-	-	51	41	(103)	(93)	(52)	(52)
Operating income	440	572	1,086	472	-	-	1,526	1,044	(103)	(93)	1,423	951
Net financial expenses	(385)	(483)	(29)	(41)	-	-	(414)	(524)	-	-	(414)	(524)
Profit(loss) before income tax and social contribution	55	89	1,057	431	-	-	1,112	520	(103)	(93)	1,009	427
Income tax and social contribution	70	(34)	(353)	(146)	-	-	(283)	(180)	-	-	(283)	(180)
Net income (loss) for continued operations	125	55	704	285	-	-	829	340	(103)	(93)	726	247
Net income (loss) for discontinued operations	(17)	(37)	-	-	180	215	163	178	-	-	163	178
Profit (loss)	108	18	704	285	180	215	992	518	(103)	(93)	889	425

Current assets	6,897	7,187	3,252	3,090	21,956	22,996	32,105	33,273	(229)	(257)	31,876	33,016
Noncurrent assets	11,278	11,150	4,767	3,569	-	-	16,045	14,719	(44)	(28)	16,001	14,691
Current liabilities	6,358	7,966	3,888	3,414	16,635	17,897	26,881	29,277	(273)	(285)	26,608	28,992
Noncurrent liabilities	6,728	4,973	779	701	-	-	7,507	5,674	-	-	7,507	5,674
Shareholders' equity	5,089	5,398	3,352	2,544	5,321	5,099	13,762	13,041	-	-	13,762	13,041

(*) Food retail includes GPA Malls & Properties.

(**) See note 31.

(***) The eliminations consist of intercompany balances. In the management’s view, the net earnings eliminations are made inside of own segment, besides, the equity pickup of the Company in Luxco.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

29.    Segment information – Continued

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following brands:

	09.30.2018	09.30.2017

Assaí	16,201	12,996
Extra	11,341	11,726
Pão de Açúcar	5,032	4,871
Proximidade	861	808
Other business	1,942	1,724
Total net operating revenue	35,377	32,125

30.    Non cash transactions

During the semesters ended at September 30, 2018 and 2017 the Company had transactions that was not presented at the statement of cash flows as presented below:

•       Purchase of fixed assets not paid yet as note 14.3;

•       Purchase of intangible assets not paid yet as per note 15.3;

•       Deferred income tax as per note 19;

•       Additions of provisions for contingencies as per note 20;

•       Recognition of ICMS tax credits, according to note 11.

31.  Non current assets held for sale and discontinued operations

The detailed information about assets held for sale and discontinued operations were presented in the annual financial statements of 2017, in note 32.

Composition:
Net assets Via Varejo (see note 31.1)	21,731
Property/lands held for sale CBD (*)	135
Total	21,866

(*)The Company continued a process of sale the assests and on September 2018 sale one distribution centers per R$117 are at of cost of R$112.  Remained to sale one distribution centers, and three lands, duly approved in the necessary administrative instances, with a high probability of sale with carrying amount of R$135. There is no evidence of sale of these assets in amount smaller than their carrying amount.

The Company entered into a sale and purchase commitment private instrument ("commitment") of a land classified as held for sale. The transaction will be evaluated during the fourth quarter of 2018, regarding the rights and obligations resulting from this commitment and the management will conclude about its recognition.

31.1.Ongoing transaction to dispose of Via Varejo subsidiary

The Board of Directors held on November 23, 2016 approved a process to dispose of the Company’s interest in Via Varejo’s capital stock, in line with its long-term strategy of focusing on the development of the food activity.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

31.  Non current assets held for sale and discontinued operations – Continued

31.1.Ongoing transaction to dispose of Via Varejo subsidiary - Continued

During 2017, due to certain external factors out of the control of the Company, mainly related to the macro economic scenario, the process of sale of Via Varejo was not concluded within one year as initially planned. The plan to sell Via Varejo remains unchanged, and the Company's Management will evaluate the progress of this plan for the annual financial statements.

Therefore, as required by CPC 31 – “Non-current assets held for sale and discontinued operations” (IFRS 5), the net results, of Via Varejo (and its subsidiary Cnova Brasil) is included in statement of operations as a single line, after taxes, and assets and liabilities balances are disclosed as held for sale and discontinued operations.

Statement of value added on September 30, 2018 and 2017 also discloses the discontinued operations as a single line, nevertheless, for cash flows there were no effects as per IFRS 5 being disclosed at this note the effect of discontinued operations. Non current assets and liabilities held for sale on September 30, 2018 were R$21,731 (R$22,753 on December 31, 2017) and R$16,587 (R$17,824 on December 31, 2017), respectively. The net effects on discontinued operations were a net income of R$163 at September 30, 2018 (net proft of R$211 at September 30, 2017).

Via Varejo shares are listed on B3 under ticker symbol “VVAR11” and “VVAR3”.

See below the summary of the consolidated statement of operations, balance sheet and cash flow statements of Via Varejo before the eliminations, including effects of the purchase price allocation of Globex and Casa Bahia acquisition.

Balance sheet (*):

	09.30.2018	12.31.2017
		Restated
Assets
Current
Cash and cash equivalents	429	3,559
Trade receivables (i)	3,798	3,750
Inventories	5,557	4,379
Recoverable taxes	682	219
Other current assets	132	168
Total current assets	10,598	12,075

Noncurrent
Trade receivables	173	201
Recoverable taxes	2,893	2,725
Other accounts receivable	984	962
Deferred income tax and social contribution	353	415
Related parties	481	539
Investment properties	101	81
Property and equipment	1,849	1,711
Intangible assets	4,524	4,287
Total noncurrent assets	11,358	10,921
Total assets	21,956	22,996

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

31.  Non current assets held for sale and discontinued operations – Continued

31.1.       Ongoing transaction to dispose of Via Varejo subsidiary – Continued

Balance sheet (*):

	09.30.2018	12.31.2017
		Restated
Liabilities
Current
Trade payable, net	7,825	7,726
Structured payable program	194	437
Borrowings and financing (i)	3,339	3,802
Related parties	155	139
Other current liabilities (ii)	1,883	2,176
Total current liabilities	13,396	14,280

Noncurrent
Borrowings and financing (i)	469	397
Deferred income tax and social contribution	840	840
Other noncurrent liabilities (ii)	1,930	2,380
Total noncurrent liabilities	3,239	3,617
Shareholders’ equity	5,321	5,099
Total liabilities and shareholders’ equity	21,956	22,996

(*) Before intercompany eliminations with GPA in the amount R$225 of assets and R$48 of liabilities.

(i) Includes financed sales through CDCI, whose value on September 30, 2018 is R$ 2,265 in assets (R$ 2,382 at December 31, 2017) and R$ 3,290 in liabilities (R$ 3,466 on December 31, 2017).

(ii) Includes balance of R$1,271 on September 30, 2018 (R$1,374 on December 31, 2017) of deferred revenue related to the advance received from Zurich Seguros (extended warranty and insurance) and from Bradesco (cards transactions and banking correspondent).

Parent Company’s effects	Note	09.30.2018	12.31.2017
Reclassification of investment for held for sale	13.1	1,902	1,808
Reclassification of goodwill for held for sale	15	179	179
Assets held for sale and discontinued operations		2,081	1,987

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

31.    Non current assets held for sale and discontinued operations – Continued

31.1.   Ongoing transaction to dispose of Via Varejo subsidiary – Continued

Statement of operations (*)	09.30.2018	09.30.2017
		Restated

Net operating revenue	19,668	18,248
Cost of sales	(13,640)	(12,335)
Gross profit	6,028	5,913
Operating income (expenses)
Selling, general and administrative expenses	(5,088)	(4,868)
Share of profit of associates	21	16
Other operating expenses, net	(113)	(212)
	(5,180)	(5,064)
Profit from operations before net financial result	848	849

Financial expenses, net	(577)	(577)

Income (loss) before income tax and social contribution	271	272

Income tax and social contribution	(75)	(44)

Net income (loss) for the year	196	228
Attributed to:
Controlling shareholders	85	99
Non-controlling shareholders	111	129

(*) Before eliminations of amounts of related parties with GPA.

Description	09.30.2018	09.30.2017
Net operating revenue	(30)	(26)
Cost of sales	(6)	(6)
Selling costs	1	(1)
General and administrative expenses	3	(3)
Financial result, net	12	19
Income tax and social contribution	5	4
Total	(15)	(13)

Additionally a reclassification was made of incurred costs on Parent Company basically related to indemnity costs of contingences from prior periods to acquisition, paid to Via Varejo. According to IFRS 5, these costs were reclassified to discontinued operations in the amount of R$(18) as of September 30, 2018 (R$(37) as of September 30, 2017).

Cash flow	09.30.2018	09.30.2017
Cash flow used in operating activities	(2,028)	(2,880)
Net cash used in investing activities	(427)	(193)
Net cash used in financing activities	(675)	(418)
Cash variation in the period	(3,130)	(3,491)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

32.    Subsequent events

32.1.Distribution agreement with Zurich Minas Brasil Seguros S.A. ("Zurich")

On October 15, 2018, the subsidiary Via Varejo entered into an addendum to the distribution of insurance agreement with Zurich, renegotiated and consolidated the contracts previously concluded into in 2014 and 2016. The expected term for the addendum is January 2026.The amount the to be paid for Via Varejo as anticipation totals R$837 and will be recognized as contractual goals are reached.

Until the date of the disclosure of its financial statements, Via Varejo had received R$715. The remaining amount will be received after the start of sales on online channels, scheduled for early 2019.

ITR – Interim Financial Information – September 30,2018 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Other information deemed as relevant by the Company

Shareholding at 9/30/2018

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly-held company)					Shareholding at 6/30/2018 (In units)
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Wilkes Participações S/A	94,019,178	94.32%	0	0.00%	94,019,178	35.24%
Jean-Charles Naouri	0	0.00%	1	0.00%	1	0.00%
Geant International BV*	0	0.00%	9,423,742	5.64%	9,423,742	3.53%
Segisor*	5,600,050	5.62%	0	0.00%	5,600,050	2.10%
Casino Guichard Perrachon*	1	0.00%	0	0.00%	1	0.00%
Almacenes Éxito S.A.*	1	0.00%	0	0.00%	1	0.00%
King LLC*	0	0.00%	852,000	0.51%	852,000	0.32%
Helicco Participações Ltda.	0	0.00%	581,600	0.35%	581,600	0.22%
Carmignac Gestion*	0	0.00%	13,374,888	8.00%	13,374,888	5.01%
Brandes Investment Partners, LP*	0	0.00%	6,903,029	4.13%	6,903,029	2.59%
Board of Executive Officers	0	0.00%	501,023	0.30%	501,023	0.19%
Board of Directors	0	0.00%	52,237	0.03%	52,237	0.02%
Treasury Shares	0	0.00%	232,586	0.14%	232,586	0.09%
Others	60,621	0.06%	135,198,226	80.90%	135,258,847	50.70%
TOTAL	99,679,851	100.00%	167.119.332	100.00%	266,799,183	100.00%
(*) Foreign Company

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER). UP TO THE INDIVIDUAL LEVEL
WILKES PARTICIPAÇÕES S.A					Shareholding in units
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Casino Guichard Perrachon*	1	0.00%	0	0.00%	1	0.00%
Segisor*	217,402,606	97.23%	0	0.00%	217,402,606	97.23%
Oregon LLc*	2,119,162	0.95%	0	0.00%	2,119,162	0.95%
Pincher LLc*	4,080,774	1.83%	0	0.00%	4,080,774	1.83%
Almanacenes Éxito S.A.*	1	0.00%	0	0.00%	1	0.00%
Treasury Shares	0	0.00%	0	0.00%	0	0.00%
TOTAL	223,602,544	100.00%	0	0.00%	223,602,544	100%

ITR – Interim Financial Information – September 30,2018 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Other information deemed as relevant by the Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SEGISOR					Shareholding in units
Quotaholder	Quotas	%	Preferred Shares	%	Number	%
Onper Investimentos 2015 S.L.*	887,239,543	50.00%	-	0.00%	887,239,543	50.00%
Casino Guichard Perrachon*	887,239,543	50.00%	-	0.00%	887,239,543	50.00%
TOTAL	1,774,479,086	100%	-	0%	1,774,479,086	100%
(*) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
ONPER INVESTIMENTOS 2015 S.L.					Shareholding in units
Shareholder	Common Shares	%	Preferred Shares	%	Number	%
Almanacenes Éxito S.A.*	3,000	100.00%	-	0,00%	3,000	100,00%
TOTAL	3,000	100%	-	0%	3,000	100,00%

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
ALMANACENES ÉXITO S.A.					Shareholding at 6/30/2018 (In units)
Shareholders*	Common Shares	%	Preferred Shares	%	Number	%
Geant International B.V.	187,689,792	41.93%	0	0,00%	187,689,792	41.93%
Geant Fonciere B.V.	47,725,428	10.66%	0	0,00%	47,725,428	10.66%
Fondo de Pensiones Obligatorias Porvenir Moderado	24,518,315	5.48%	0	0,00%	24,518,315	5.48%
Other Shareholders	187,670,781	41.93%	0	0,00%	187,670,781	41.93%
TOTAL	447,604,316	100.00%	0	0,00%	447,604,316	100.00%

Other information deemed as relevant by the Company

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 6/30/2018					Shareholding (In units)
Shareholder	Common Shares		Preferred Shares
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99.94%	10,857,343	6.50%	110,476,573	41.41%

Management
Board of Directors	-	0.00%	501,023	0.30%	501,023	0.19%
Board of Executive Officers	-	0.00%	52,237	0.03%	52,237	0.02%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,621	0.06%	155,476,143	93.03%	155,536,764	58.30%

Total	99,679,851	100.00%	167,119,332	100.00%	266,799,183	100.00%

Outstanding Shares	60,621	0.06%	156,029,403	93.36%	156,090,024	58.48%

ITR – Interim Financial Information – September 30,2018 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

					Shareholding at 6/30/2018 (In units)
CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES
Shareholder	Common Shares		Preferred Shares
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99.94%	10,857,343	6.51%	110,476,573	41.46%

Management
Board of Directors	-	0.00%	1	0.00%	1	0.00%
Board of Executive Officers	-	0.00%	367,708	0.22%	367,708	0.14%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,621	0.06%	155,314,129	93.13%	155,374,750	58.31%

Total	99,679,851	100.00%	166,771,767	100.00%	266,451,618	100.00%

Outstanding Shares	60,621	0.06%	155,681,838	93.35%	155,742,459	58.45%

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 26, 2018	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.